NOTICE OF ANNUAL GENERAL MEETING

AND

INFORMATION CIRCULAR

With respect to the Annual General Meeting of Shareholders to be held on June 15, 2021

Dated as of April 29, 2021

SILVERCREST METALS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 15, 2021

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of shareholders of SilverCrest Metals Inc. (the “Company”) will be held at 11:00 a.m. (Vancouver time) at Suite 501, 570 Granville Street, Vancouver, British Columbia on Tuesday, June 15, 2021 for the following purposes:

1. to receive the consolidated financial statements of the Company for the financial year ended December 31, 2020 and the report of the auditor on those statements;

2. to fix the number of directors at seven and to elect seven directors of the Company to hold office until the close of the next annual general meeting;

3. to appoint an auditor of the Company to serve until the close of the next annual general meeting;

4. to approve the adoption of a new Equity Share Unit Plan for the Company; and

5. to transact such other business as may properly come before the Meeting or any adjournments thereof.

All matters set forth above for consideration at the Meeting are more particularly described in the accompanying management information circular (“Information Circular”).

The Company is using the notice and access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54 101 for the delivery of its Information Circular to its shareholders for the Meeting. Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy. Registered shareholders will still receive a Proxy form enabling them to vote at the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company’s meeting materials.

The Information Circular and other Meeting materials will be available on the Company’s website at http://www.silvercrestmetals.com/investors/agm/ as of May 6, 2021 and will remain on the website for one full year thereafter. Meeting materials are also available upon request, without charge, by email at info@silvercrestmetals.com or by calling toll free at 1-866-691-1730 (Canada and U.S.A.) or at +1-604-694-1730, or can be accessed online on SEDAR at www.sedar.com, as of May 6, 2021.

Only shareholders of record at the close of business on April 26, 2021 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 11:00 a.m. (Vancouver time) on June 11, 2021 or, if the Meeting is adjourned, by 11:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated as of the 29th day of April, 2021.

BY ORDER OF THE BOARD

“N. Eric Fier”

N. ERIC FIER

Chief Executive Officer

2

SILVERCREST METALS INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the holders (“shareholders”) of common shares (“Common Shares”) of SilverCrest Metals Inc. (the “Company”) by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held at the Company’s Head Office located at Suite 501, 570 Granville Street, Vancouver, British Columbia on Tuesday, June 15, 2021, at 11:00 a.m. (Vancouver time) and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting. The purposes are:

1. to receive the consolidated financial statements of the Company for the financial year ended December 31, 2020 and the report of the auditor on those statements;

2. to fix the number of directors at seven and to elect seven directors of the Company to hold office until the close of the next annual general meeting;

3. to appoint an auditor of the Company to serve until the close of the next annual general meeting;

4. to approve of a new Equity Share Unit Plan for the Company; and

5. to transact such other business as may properly come before the Meeting or any adjournments thereof.

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 11:00 a.m. (Vancouver time) on June 11, 2021, or, if the Meeting is adjourned, by 11:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Notice and Access Process

The Company has decided to take advantage of the notice-and-access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Information Circular to its shareholders for the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Information Circular, shareholders receive a notice (“Notice and Access Notification”) with information on the Meeting date, location and purpose, as well as information on how they may access the Information Circular electronically or request a paper copy. The Company will arrange to mail paper copies of the Information Circular to those registered and beneficial shareholders who have existing instructions on their account to receive paper copies of the Company’s proxy-related materials.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a) in the name of an Intermediary (an “Intermediary”) with which the Non-Registered Holder deals in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirements of NI 54-101, the Company has elected to send the Notice and Access Notification in connection with the Meeting directly to the NOBOs and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Notice and Access Notification to each OBO, unless the OBO has waived the right to receive proxy-related materials from the Company. Intermediaries will frequently use service companies to forward proxy-related materials to the OBOs. Generally, an OBO who has not waived the right to receive proxy-related materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with Computershare; or

(b) more typically, be given a voting instruction form (“VIF”) which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of proxy-related materials and related documents (including the Notice and Access Notification). Accordingly, an OBO will not receive copies of proxy-related materials and related documents unless the OBO’s Intermediary assumes the costs of delivery.

Applicable proxy-related materials are being sent to both registered shareholders of the Company and Non- Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent the applicable proxy- related materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Notice and Access Notification and any proxy-related materials sent to NOBOs who have not waived the right to receive proxy-related materials are accompanied by a VIF, instead of a proxy form. By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the Common Shares owned by the NOBO.

VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on the Non-Registered Holder’s behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder, or the Non-Registered Holder’s nominee, the right to attend and vote at the Meeting.

Non-Registered Holders should return their voting instructions as specified in the VIF sent to them. Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

Although Non-Registered Holders may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of their broker, agent or nominee, a Non-Registered Holder may attend the Meeting as a proxyholder for a registered shareholder and vote Common Shares in that capacity. Non-Registered Holders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their Common Shares as a proxyholder.

Revocability of Proxies

A registered shareholder who has given a Proxy may revoke it by an instrument in writing that is:

(a) executed by the shareholder giving same or by the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and

(b) delivered either to the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.

NOBOs who wish to revoke their voting instructions should contact Computershare at telephone number 1-800-564-6253. OBOs who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instruction.

Voting of Proxies

Common Shares represented by a shareholder’s Proxy form will be voted or withheld from voting in accordance with the shareholder’s instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any instructions, the management-designated proxyholder named on the Proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares carry voting rights at the Meeting, with each Common Share carrying the right to one vote. The board of directors of the Company (“Board of Directors” or “Board”) has fixed April 26, 2021, as the record date (“Record Date”) for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting. As of the Record Date, 144,457,964 Common Shares were issued and outstanding as fully paid and non-assessable.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, no person beneficially owned, or controlled or directed, directly or indirectly, shares carrying 10% or more of the voting rights attached to the Company’s issued and outstanding Common Shares.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Company’s Articles, the quorum for the transaction of business at the Meeting consists of two shareholders entitled to vote at the Meeting, whether present in person or represented by proxy, holding in the aggregate at least 5% of the issued shares entitled to be voted at the meeting. Under the Business Corporations Act (British Columbia) and the Company’s Articles, a simple majority of the votes cast at the Meeting (in person or by proxy) is required to pass the resolutions referred to in the accompanying Notice of Meeting.

DETAILS OF MATTERS TO BE ACTED UPON AT THE MEETING

FINANCIAL STATEMENTS

The shareholders will receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2020, together with the auditors’ report thereon. No vote by the Company’s shareholders is required with respect to this matter. These documents are available upon request, or they can be found under the Company’s SEDAR profile on www.sedar.com or on the Company’s website at www.silvercrestmetals.com.

ELECTION OF DIRECTORS

The number of directors of the Company was last fixed by the shareholders at six. As permitted by the Articles of the Company, after the last annual general meeting, the Board appointed Laura Diaz as an additional director and, accordingly, the Company currently has seven directors. At the Meeting, shareholders will be asked to fix the number of directors at seven. The persons named below are the seven nominees of management for election as directors, all of whom are current directors of the Company. Each nominee elected will hold office as a director until the next annual general meeting or until the director’s successor is elected or appointed, unless the director’s office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia).

It is the intention of the persons named by management as proxyholders in the enclosed proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder’s proxy form that the shareholder’s shares are to be withheld from voting in the election of directors.

The following tables set out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held by them; their principal occupation, business or employment (and, in the case of Laura Diaz, who is being nominated for election as a director of the Company at a shareholders’ meeting of the Company for the first time, also her principal occupation and employment for at least the last five years); the period during which they each served as a director; and the number and value of Common Shares, stock options and cash settled deferred share units (“DSUs”) of the Company that they each have advised are beneficially owned, or controlled or directed, directly or indirectly, as at the Record Date.

N. ERIC FIER
Age: 59 British Columbia, Canada Non-independent Director Since: June 23, 2015 Principal Occupation: Chief Executive Officer and Director of the Company

Mr. Fier is a Certified Professional Geologist (USA) and Engineer (Canada) with over 30 years of experience in the international mining industry including exploration, acquisition, development and production of numerous mining projects in Guyana, Chile, Brazil, Central America, Mexico and Peru. He has in-depth knowledge of project evaluation and management, reserve estimation and economic analysis, construction, as well as operations management.

Mr. Fier previously worked as Chief Geologist with Pegasus Gold Corp., Senior Engineer & Manager with Newmont Mining Corp. and Project Manager with Eldorado Gold Corp. and is also currently the Executive Chairman of Goldsource Mines Inc.

Prior to the formation of the Company, he was a co-founder and Chief Operating Officer of SilverCrest Mines Inc., which was acquired by First Majestic Silver Corp in October, 2015. He was largely responsible for the successful implementation of a systematic and responsible “phased approach” business model, that built the Santa Elena project into a successful and profitable mine.

Board/Committee Membership			2020 Attendance
Board			8 of 8	100%

Historical Proxy Voting Results			For	Withheld
2020			99.67%	0.33%
2019			99.85%	0.15%

Other Directorships			Exchange
Goldsource Mines Inc. (since June 2010) - Executive Chairman - Vice President of Finance			TSX Venture Exchange (“TSX-V”)

Securities Held	Options	Common Shares	Deferred Share Units	Total Value of Common Shares and DSU	Share Ownership Requirement Met
April 29, 2021	1,286,000	4,010,075	NIL	$43,188,508	Yes
December 31, 2020	1,286,000	4,010,075	NIL	$56,902,964	Yes
December 31, 2019	1,600,000	4,010,075	NIL	$35,168,358	Yes

LAURA DIAZ
Age: 53 Mexico City, Mexico Independent Director Since: November 11, 2020 Principal Occupation: Partner of DBR Abogados SC, a law firm in Mexico, since July 2020

Ms. Diaz is a partner at a law firm based in Mexico City and serves as a Mining Project Advisor in areas of mineral exploration, development and production.

Ms. Diaz has worked in the mining industry for over 25 years as Legal Counsel or independent director to Canadian and U.S. public mining companies. Ms. Diaz more recently held the position of General Director of Mines with the Ministry of Economy in Mexico from December 2018 to June 2019. After leaving this position, Ms. Diaz was self- employed as an advisor on mining projects and then returned in July 2020 to the practice of law as a partner of DBR Abogados SC (law firm based in Mexico) where she had been a partner from July 2012 to November 2018.

Considered an expert in corporate commercial and mining law in Mexico, Ms. Diaz has authored numerous publications addressing topics such as mining law, climate change, mining royalties, and has spoken in many mining conferences since 2013 on these topics.

Ms. Diaz is an active member of the Association of Mining Engineers, Metallurgists and Geologists of Mexico (AIMMGM), Women in Mining (WIM) Mexico, and Prospector & Developers Association of Canada (PDAC), Canada. She also holds a Master’s in Social Responsibility and Diploma in Sustainable Law from the University of Anahuac, Law Degree from University of Femenina de Mexico, and Diploma in Contracts, Diploma in American Law and European Union Law from the University of Iberoamericana.

Board/Committee Membership			2020 Attendance(1)
Board			2 of 2	100%

Historical Proxy Voting Results			For	Withheld
2020			N/A	N/A

Other Directorships			Exchange
Magna Gold Corp. (since September 2020)			TSX-V
GR Silver Mining Ltd. (since September 2020)			TSX-V

Securities Held	Options	Common Shares	Deferred Share Units	Total Value of Common Shares and DSU	Share Ownership Requirement Met
April 29, 2021	25,000	NIL	15,000	$161,550	Yes
December 31, 2020	25,000	NIL	6,000	$ 85,140	-

         (1) Ms. Diaz joined the Board on November 11, 2020.

ROSS O. GLANVILLE
Age: 74 British Columbia, Canada Independent Director Since: August 6, 2015 Principal Occupation: Professional Mining Engineer and Corporate Director

Mr. Glanville has over 40 years of resource-related experience in numerous countries, and has been involved in the exploration, financing, development, and operation of several mines.

Mr. Glanville is a Professional Mining Engineer and has served on the Boards of Directors of five companies with producing mines.

Prior experience includes President of Giant Bay Resources and Clifton Star Resources, founder of Black Swan Gold Mines, and Vice-President of Wright Engineers Ltd.

Board/Committee Membership	2020 Attendance
Board Member	8 of 8	100%
Corporate Governance and Nominating Committee Member	3 of 3	100%
Compensation Committee Member	5 of 5	100%

Historical Proxy Voting Results	For	Withheld
2020	93.21%	6.79%
2019	99.47%	0.53%

Other Directorships	Exchange
No other public company directorships	N/A

Securities Held	Options	Common Shares	Deferred Share Units	Total Value of Common Shares and DSU	Share Ownership Requirement Met
April 29, 2021	212,500	15,859	14,000	$321,581	Yes
December 31, 2020	312,500	15,859	5,000	$295,989	Yes
December 31, 2019	487,500	615,859	5,000	$5,444,933	Yes

ANI MARKOVA
Age: 51 Ontario, Canada Independent Director Since: May 30, 2019 Principal Occupation: Founder and CEO of Investor View Advisory; Chartered Financial Analyst; and Corporate Director.

Ms. Markova holds an MBA from George Washington University in Washington DC, Chartered Financial Analyst, Canadian Investment Management and Corporate Board International (CDI.D) designations.

Ms. Markova has over 20 years of capital markets involvement and more than 25 years of overall work experience in extensive qualitative and quantitative financial analysis, capital allocation, equity financings and marketing. She has managed up to $2 billion of mutual fund assets and has spent more than 15 years investing in the global mining sector and commodity markets. Ms. Markova was Vice President and Portfolio Manager with AGF Investments Inc. from August 2003 to January 2019.

Ms. Markova is a founder and CEO of Investor View Advisory with a purpose to bridge the gap between investors’ expectations and corporate strategies and disclosures with a particular focus on designing and reporting frameworks for “Environmental, Social & Governance” (“ESG”) matters. She is actively engaged with public companies on ESG topics and the design of technology-based reporting solutions for junior and mid-tier resource companies. She has had multiple speaking engagements on the topic.

Board/Committee Membership	2020 Attendance
Board Member	8 of 8	100%
Audit Committee Member	4 of 4	100%
Corporate Governance and Nominating Committee Member (since June 15, 2020)	2 of 2	100%
Safety Environmental and Social Sustainability Committee Chair	3 of 3	100%

Historical Proxy Voting Results	For	Withheld
2020	99.65%	0.35%
2019	99.89%	0.11%

Other Directorships	Exchange
Golden Star Resources Ltd. (since September 2019) - Audit Committee Member - Corporate Responsibility Committee Member	Toronto Stock Exchange (“TSX”)

Securities Held	Options	Common Shares	Deferred Share Units	Total Value of Common Shares and DSU	Share Ownership Requirement Met
April 29, 2021	137,500	9,400	14,000	$ 252,018	Yes
December 31, 2020	137,500	9,400	5,000	$ 204,336	Yes
December 31, 2019	137,500	9,400	5,000	$ 126,288	Yes

HANNES P. PORTMANN
Age: 41 Ontario, Canada Independent Director Since: October 31, 2018 Principal Occupation: Chief Financial Officer and Business Development of Marathon Gold Corporation since October 2019

Mr. Portmann is a mining executive with significant management and capital markets experience. He is currently the Chief Financial Officer and Business Development of Marathon Gold Corporation.

Mr. Portmann spent 10 years with New Gold Inc. (and predecessor companies) where he moved into progressively more senior roles, ultimately serving as President and Chief Executive Officer of the intermediate gold producer from January 2017 through May 2018. Previously, as Executive Vice President, Business Development, Mr. Portmann’s primary areas of responsibility were corporate development, investor relations, human resources and exploration. Prior to New Gold, he was a member of the Merrill Lynch investment banking mining group and the assurance and advisory practices of PricewaterhouseCoopers LLP.

Mr. Portmann is a Chartered Professional Accountant and holds a Bachelor of Science in Mining Engineering from Queen’s University and a Masters of Management and Professional Accounting from the Rotman School of Management, University of Toronto.

Board/Committee Membership	2020 Attendance
Board Member	8 of 8	100%
Audit Committee Member	4 of 4	100%
Compensation Committee Chair	5 of 5	100%
Corporate Governance and Nominating Committee Member (Until June 15, 2020)	1 of 1	100%
Safety Environmental and Social Sustainability Committee Member	3 of 3	100%

Historical Proxy Voting Results	For	Withheld
2020	93.17%%	6.83%
2019	99.89%	0.11%

Other Directorships	Exchange
No other public company directorships	N/A

Securities Held	Options	Common Shares	Deferred Share Units	Total Value of Common Shares and DSU	Share Ownership Requirement Met
April 29, 2021	175,000	29,600	14,000	$ 469,572	Yes
December 31, 2020	175,000	29,600	5,000	$ 490,974	Yes
December 31, 2019	175,000	29,600	5,000	$ 303,442	Yes

GRAHAM C. THODY
Age: 70 British Columbia, Canada Independent Director Since: August 6, 2015 Principal Occupation: Retired Chartered Professional Accountant; and Corporate Director

Mr. Thody is a retired Chartered Professional Accountant and the Chairman of the Company.

He was President and CEO of UEX Corporation from November 2009 until his retirement in January 2014. Mr. Thody continues to serve as the Chair of the Board at UEX Corporation.

He has served as a director of several reporting companies which are involved in mineral exploration and development throughout North, Central and South America.

Board/Committee Membership	2020 Attendance
Board Chair	8 of 8	100%
Audit Committee Chair	4 of 4	100%

Historical Proxy Voting Results	For	Withheld
2020	98.54%	1.46%
2019	99.28%	0.72%

Other Directorships	Exchange
Goldsource Mines Inc. (since December 2003) - Lead Director - Audit Committee Chair - Corporate Governance and Compensation Committee Member	TSX-V
UEX Corporation (since October 2001) - Chair of Board	TSX

Securities Held	Options	Common Shares	Deferred Share Units	Total Value of Common Shares and DSU	Share ownership requirement
April 29, 2021	300,000	343,571	19,500	$ 3,910,275	Yes
December 31, 2020	300,000	343,571	7,500	$ 4,981,697	Yes
December 31, 2019	700,000	412,570	7,500	$ 3,684,014	Yes

JOHN WRIGHT
Age: 68 British Columbia, Canada Independent Director Since: January 1, 2017 Principal Occupation: Professional Engineer; Member of Business Development of Capstone Mining Corp. since December 2006

Mr. Wright is a Metallurgical Engineer and Honours graduate of Queens University in Ontario.

Mr. Wright was a founder, director and former President and Chief Operating Officer of Pan American Silver Corp. and was also a director of Lumina Copper Corp., Northern Peru Copper Corp., Regalito Copper Corp. and Capstone Mining Corp. He spent the first 10 years of his career with Teck Cominco where he worked at the Trail Smelter operations and later participated in the management of feasibility studies, marketing and mine construction at the Afton, Highmont, Bull Moose and David Bell mines.

Board/Committee Membership	2020 Attendance
Board Member	8 of 8	100%
Corporate Governance and Nominating Committee Chair	3 of 3	100%
Compensation Committee Member	5 of 5	100%
Safety Environmental and Social Sustainability Committee Member	3 of 3	100%

Historical Proxy Voting Results	For	Withheld
2020	91.62%	8.38%
2019	99.48%	0.52%

Other Directorships	Exchange
Ero Copper Corp (since October 2017) - Audit Committee member	TSX
Luminex Resources Corp. (since August 2018) - Audit Committee member	TSX-V

Securities Held	Options	Common Shares	Deferred Share Units	Total Value of Common Shares and DSU	Share ownership requirement
April 29, 2021	312,500	289,000	14,000	$ 3,263,310	Yes
December 31, 2020	312,500	289,000	5,000	$ 4,171,860	Yes
December 31, 2019	312,500	289,000	5,000	$ 2,578,380	Yes

Advance Notice Policy

Pursuant to the Advance Notice Policy of the Company adopted by the Board of Directors on May 9, 2016, subject to shareholder approval, which was obtained on June 22, 2016, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy by May 17, 2021. The Company will publish details of any such additional director nominations through a public announcement in accordance with the Advance Notice Policy.

The Company’s Advance Notice Policy is available on the Company’s website: https://www.silvercrestmetals.com/about- us/governance/.

Majority Voting Policy

The Board of Directors has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the director shall promptly tender a resignation for consideration by the Corporate Governance and Nominating Committee and the Board. The Corporate Governance and Nominating Committee shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the director but addressing what the Corporate Governance and Nominating Committee believes to be the underlying cause of the withheld votes, resolving that the director will not be re nominated in the future for election, or rejecting the resignation and explaining the basis for such determination. Further to TSX rules, the Board shall accept such director’s resignation absent exceptional circumstances.

The Corporate Governance and Nominating Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information they consider appropriate and relevant. Any director who tenders a resignation pursuant to the Majority Voting Policy may not participate in the recommendation of the Corporate Governance and Nominating Committee or the decision of the Board with respect to the resignation. The Board will act on the recommendation of the Corporate Governance and Nominating Committee within 90 days after the shareholder meeting at which the election of directors occurred. Following the Board’s decision, the Company will promptly issue a press release disclosing the Board’s determination (and, if applicable, the reasons for rejecting the resignation) and will provide a copy of such press release to TSX.

If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may (i) proceed to fill the vacancy through the appointment of a new director, or (ii) determine not to fill the vacancy and instead decrease the size of the Board. If a director’s resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until the director’s successor is duly elected, or the director’s earlier resignation or removal; alternatively, the director shall otherwise serve for such shorter time and under such other conditions as determined by the Board, considering all of the relevant facts and circumstances.

The Company’s Majority Voting Policy is available on the Company’s website: https://www.silvercrestmetals.com/about- us/governance/.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the proposed directors is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days

(collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b) was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Ross O. Glanville, a director of the Company, was also a director of Clifton Star Resources Inc. (“Clifton”) (now First Mining Finance Corp.) when the British Columbia Securities Commission (“BCSC”) issued a cease trade order on July 22, 2011, in connection with Clifton’s failure to file technical reports and material change reports in the required forms in respect of disclosure of Clifton’s mineral resource estimates on its material properties. After changes in Clifton’s management and three of the members of the Board of Directors (as well as the appointment of Mr. Glanville as Chairman of Clifton), and the filing of the relevant documents, the BCSC revoked the cease trade order on March 5, 2012, and the TSX Venture Exchange (the “TSX-V”) reinstated the trading of Clifton’s stock on March 9, 2012. In connection with a plan of arrangement transaction among Clifton and First Mining Finance Corp. completed in April 2015, Clifton ceased to be listed on any stock exchange or be a reporting issuer in any jurisdiction.

Mr. Glanville was also a director of Starfield Resources Inc. (“Starfield”), a company which filed a notice of intention to make a proposal (“Notice of Intention”) pursuant to the provisions of Part III of the Bankruptcy and Insolvency Act (Canada). Pursuant to the Notice of Intention, PricewaterhouseCoopers was appointed as the trustee (“Proposal Trustee”) in Starfield’s proposal proceedings. Pursuant to an order of the Ontario Superior Court of Justice (Commercial List), the time for Starfield to file a proposal expired on June 28, 2013. Starfield completed a sale of substantially all of its assets related to its Ferguson Lake project in early June 2013. In consultation with the Proposal Trustee, Starfield determined that it would not be able to put forward a viable proposal and would not be filing a proposal by the deadline. As a result, Starfield is deemed to have made an assignment in bankruptcy at the end of the day on June 28, 2013, and PricewaterhouseCoopers became the trustee in bankruptcy of Starfield. Starfield also announced that all the directors of the Company and its subsidiaries had resigned effective as at the close of business on June 28, 2013.

Other than as disclosed herein, no proposed director is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Other than as disclosed herein, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Professional Accountants, is the auditor of the Company and has been since December 20, 2019.

At the Company’s 2020 annual general meeting of shareholders held on June 15, 2020, proxy votes by shareholders were 99.54% in favour of the appointment of PricewaterhouseCoopers LLP as auditor of the Company.

The Board recommends that shareholders vote for the re-appointment of PricewaterhouseCoopers LLP as auditor of the Company. The management-designated proxyholders named in the enclosed Proxy form intend to vote FOR the appointment of PricewaterhouseCoopers LLP as the auditor of the Company to hold office until the next annual general meeting of shareholders, or until a successor is appointed.

ADOPTION OF EQUITY SHARE UNIT PLAN

On April 26, 2021, the Board approved a new equity share unit plan for the Company (the “SU Plan”). Upon the implementation of the SU Plan, the Company’s existing Deferred Share Unit Plan (“DSU Plan”) will be phased out and no new awards of deferred share units (“Old DSUs”) will be granted under the DSU Plan. The SU Plan will supplement the Company’s Stock Option Plan and will provide participants with the opportunity through share units (“SUs”), including restricted share units (“RSUs”) and performance share units (“PSUs”), and through deferred share units (“DSUs”) to acquire an ownership interest in the Company.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to pass a resolution to approve the SU Plan. A copy of the proposed SU Plan is included as Appendix A to this Information Circular and a summary of key terms of the SU Plan is provided below. If approval of the SU Plan (which is a rolling percentage plan) is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated awards under the SU Plan until June 15, 2024, or such later date as may be permitted by the TSX.

The SU Plan is subject to the approval of, and the acceptance of the additional listing of Common Shares, on the TSX and NYSE American.

Types of Awards under the SU Plan

SUs

  SUs under the SU Plan will be a new type of stock incentive award grantable by the Company.
  The Board will be authorized to grant SUs to executive officers, employees, and consultants of the Company, but not to non-executive/non-employee directors of the Company (“Non-Employee Directors”).
  Awards of SUs will be subject to any combination of time-based vesting conditions (e.g. RSUs) and/or performance- based vesting conditions (e.g. PSUs), all as the Board shall determine at the time of awarding the SUs.

DSUs

  DSUs under the SU Plan will be similar to Old DSUs under the existing DSU Plan. Key differences are:
    Besides the eligibility of Non-Employee Directors, the Board will be authorized to also grant DSUs to executive officers, employees, and consultants of the Company.
    Besides settlement of DSUs in cash, DSUs under the SU Plan may also be settled in Common Shares. (Old DSUs are and will continue to be settled in cash only.)
  DSUs may be subject to time-based vesting as the Board shall determine from time to time.
  DSUs will become payable at the time of an eligible participant’s termination of office or employment with the Company.

As is the case for Old DSUs under the existing DSU Plan, SUs and DSUs under the SU Plan do not require the payment of any monetary consideration to the Company for the acquisition of Common Shares relating to the award or their equivalent value. Instead, SUs and DSUs represent the right to receive Common Shares, or a payment representing the value of the Common Shares, or a combination thereof following the attainment of vesting criteria determined at the time of the award and, in the case of DSUs, an eligible participant’s termination of office or employment with the Company.

Key Operational Terms

The key terms of the SU Plan include the following:

1. The SU Plan will be administered by the Board or by a delegated committee of the Board (collectively, the “Board” for the purposes of this summary of the SU Plan).

2. The maximum number of Common Shares that are issuable from treasury to settle SUs and DSUs under the SU Plan shall not exceed 4% of the aggregate number of the Common Shares issued and outstanding from time to time, calculated on a non-diluted basis on the date of grant.

3. The aggregate number of Common Shares that are issuable at any time to insiders pursuant to awards under the SU Plan and any other treasury--based compensation arrangement adopted by the Company (including the Company’s Stock Option Plan) cannot exceed 10% of the issued and outstanding Common Shares.

4. The aggregate number of Common Shares that may be issued, within a one-year period, to insiders pursuant to awards under the SU Plan and any other treasury-based compensation arrangement adopted by the Company cannot exceed 10% of the issued and outstanding Common Shares.

5. The aggregate number of Common Shares reserved for issuance to any one person under the SU Plan and any other treasury-based compensation arrangement adopted by the Corporation must not exceed 5% of the then outstanding Common Shares (on a non-diluted basis).

6. The number of Common Shares that are issuable to Non-Employee Directors under the SU Plan and any other equity compensation plan of the Company (excluding Common Shares underlying DSUs issued to Non-Employee Directors in lieu of retainer fees and granted on a value-for-value basis with such retainer fees) shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Common Shares, or (ii) $150,000 worth of Common Shares annually per Non-Employee Director, including other equity awards (of which stock options may not exceed $100,000) granted under any of the Company’s other -equity based compensation plans.

7. The initial value of a SU or DSU will be equal to the “Market Price” of a Common Share as at the date of grant of the SU or DSU. “Market Price” with respect to a Common Share on any date for the purposes of the SU Plan is the volume weighted average trading price of the Common Shares for the five preceding trading days on TSX (or NYSE American if the Shares are not listed and posted for trading on TSX).

8. No SU granted shall vest and be payable after December 31st of the third calendar year following the year of service for which the SU was granted.

9. No DSUs may be redeemed prior to the participant’s termination of office or employment nor after December 31st of the year following the year of such termination.

10. Unless otherwise set forth in the particular award agreement, the Board may elect one or any combination of the following settlement methods for the settlement of vested SUs and DSUs: issuing Common Shares to the participant from treasury; causing a broker to purchase Common Shares on the TSX for the account of the participant; paying cash to the participant; or a combination of the foregoing. If the Board has not specified a settlement method for an award, settlement would be issuance of Common Shares from treasury.

11. If any settlement date for SUs or DSUs would otherwise occur during a blackout period, the settlement date would be extended to the 10th business day following the end of such blackout period.

12. Unless otherwise determined by the Board, for retainer fees payable to Non-Employee Directors, a Non- Employee Director may elect to receive all or part of retainer fees in the form of DSUs by timely providing an election notice to the Company in accordance with the SU Plan, specifying the percentage of retainer fees in respect of which the Non-Employee Director elects to receive DSUs. Where a Non-Employee Director has elected to receive such deferred fees, the last day of a financial quarter of the Company in which retainer fees are earned shall be deemed the date of grant.

13. Unless otherwise determined by the Board, SUs and DSUs will be credited with dividend equivalents in the form of additional SUs and DSUs, respectively, as of each dividend payment date if and when any normal cash dividends may be paid on Common Shares. Upon the Company paying a dividend on Common Shares, the number of SUs or DSUs in a participant’s account shall be increased by a number equal to: (i) the amount of the dividend paid per Common Share multiplied by (ii) the number of SUs or DSUs in the participant’s account, divided by (iii) the Market Price as at the date that the dividend is paid, with fractions computed to three decimal places. Dividend equivalents, if and when applicable, would vest in proportion to the SUs or DSUs to which they relate and will only be earned to the extent that any time and/or performance-based vesting conditions of SUs or DSUs are met.

14. A participant under the SU Plan may not sell, assign or otherwise dispose of any award, except by will or other testamentary document or according to the laws respecting the devolution and allotment of estates.

15. In the event of a “Change in Control” (as defined in the SU Plan), and except as otherwise provided by the Board in an award agreement or by resolution, the Board shall take commercially reasonable efforts to have vested or unvested awards continued, assumed or have new substantially equivalent rights substituted therefor by a successor entity (“Alternative Award”), as determined by the Board in its absolute discretion and in conformity with applicable tax provisions, and such awards shall not immediately vest solely as a result of the Change in Control. If the Board is unable to cause awards to be so treated, the Board shall take commercially reasonable efforts to cause all unvested awards as at the effective date of the Change in Control (“CIC Date”) to vest immediately prior to time of the Change in Control and any performance metric(s) will be deemed achieved as determined by the Board, acting reasonably, and to become payable as at such CIC Date.

16. If the Company terminates a participant’s employment for reasons other than for cause or a participant submits a “Resignation for Good Reason” (as defined in the SU Plan) within 12 calendar months after a Change in Control: (a) each vested and effective award or Alternative Award then held by the participant shall remain effective for a period of 12 calendar months from the date of termination or such resignation and, thereafter, any such award or Alternative Award shall expire; and (b) each unvested award or Alternative Award then held by the participant shall become vested upon such termination or such resignation and shall remain effective for a period of 12 calendar months from the date of such termination or such resignation and, thereafter, any such award or Alternative Award shall expire. In such event, these provisions will not apply to participants who are subject to U.S. income tax and the applicable timing of settlement of SUs and DSUs will be as set forth in the SU Plan in any event.

17. Subject to the terms and conditions in a participant's written employment or consulting agreement, or unless otherwise determined by the Board, upon “Termination” (as defined under the SU Plan), SUs and DSUs will be treated as follows:

(a) if the participant’s employment or service with the Company ceases by reason of a “Termination for Cause” (as defined in the SU Plan), all previously credited SUs or DSUs not otherwise settled shall be terminated and forfeited immediately upon notification to the participant of such Termination for Cause; and

(b) if the participant's employment or service with the Company ceases by reason of the death, “Disability”, “Retirement”, voluntary resignation or “Termination without Cause” (capitalized terms as defined in the SU Plan), all previously credited and unvested SUs or DSUs shall be terminated and forfeited immediately as of the date of any such event, provided that, in the case of death, Disability or Termination without Cause of the Participant, all SUs and DSUs with time-based vesting previously credited to a Participant’s account which did not vest on or prior to the Participant’s Termination Date shall be deemed vested on a pro rata basis as calculated under the SU Plan. All vested SUs or DSUs shall be settled according to the settlement methods provided in the SU Plan.

18. Shareholder approval shall be required for any amendment that:

(a) removes or exceeds the limits under the SU Plan on participation by insiders,

(b) increases the maximum number of Common Shares issuable under the SU Plan, either as a fixed number or a fixed percentage of the Company's outstanding capital,

(c) amends the SU Plan to permit grants of SUs to Non-Employee Directors or amendments that increase limits previously imposed on Non-Employee Director participation,

(d) allows for the transfer or assignment of awards other than as provided in the SU Plan,

(e) amends the amendment provisions of the SU Plan, or

(f) otherwise requires shareholder approval under the rules of the TSX or NYSE American, as applicable.

19. Subject to the requirements of the Exchanges, applicable law, and the shareholder approval requirements described in the preceding item 18, the Board may, without shareholder approval, amend or suspend any provision of the SU Plan, or terminate the SU Plan, or amend the provisions of any award as it, in its discretion, determines appropriate, provided, however, that no such amendment, suspension or termination may materially adversely alter or impair the rights of a participant under any award previously granted without the consent of the affected participant. Without limiting the generality of the foregoing, subject to the requirements of the Exchanges, applicable law and the shareholder approval requirements described in the preceding item 18, the Board may make the following types of amendments without seeking shareholder approval:

(a) amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in the SU Plan or to correct or supplement any provision of the SU Plan that is inconsistent with any other provision of the SU Plan,

(b) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and NYSE American),

(c) changes to the vesting provisions or other restrictions applicable to any award, award agreement or the SU Plan,

(d) changes to the provisions of the SU Plan, any award or award agreement relating to the expiration of awards, provided that the changes do not entail an extension beyond the original expiry date of such award,

(e) the cancellation of an award,

(f) amendments necessary to suspend or terminate the SU Plan, or

(g) any other amendment to the SU Plan or any awards that does not require shareholder approval under the rules of the TSX or NYSE American.

At the Meeting, shareholders will be asked to pass an ordinary resolution to approve the SU Plan (the “SU Plan Resolution”) by approving the unallocated awards that may be grantable under the SU Plan, as follows:

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The Equity Share Unit Plan (the “SU Plan”) of the Company, as adopted by the board of directors of the Company (the “Board”) and substantially in the form presented to the shareholders of the Company, and all unallocated awards grantable under the SU Plan, are hereby approved.

2. The unallocated awards grantable under the SU Plan are hereby approved until June 15, 2024.

3. The Board of Directors of the Company is hereby authorized to make any revisions to the SU Plan if and as required by the Toronto Stock Exchange and NYSE American in order to give effect to this resolution.

4. Any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute and deliver or cause to be executed and delivered all such documents, and to do or cause to be done all acts and things, as such person may determine to be necessary or advisable to give full effect to or carry out the forgoing resolution.

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the above resolution. If the requisite shareholder approval is not obtained, the SU Plan will not be implemented, and the Company will keep in effect the existing DSU Plan and continue to grant awards of Old DSUs under the DSU Plan.

If the Company obtains the requisite shareholder and regulatory approvals for and implements the SU Plan, based on the issued and outstanding number of Common Shares of the Company as at the Record Date, a total of 5,778,318 Common Shares, representing 4% of the total issued and outstanding Common Shares, would be available for issuance under the SU Plan in connection with SUs or DSUs that may be granted in the future.

The Board recommends that shareholders vote FOR the SU Plan Resolution. Unless contrary instructions are indicated on the form of proxy or the voting instruction form, the management-designated proxyholders intend to vote FOR the SU Plan Resolution.

CORPORATE GOVERNANCE DISCLOSURE

The Board recognizes the significance of corporate governance for effective management of the Company and for the best interest of all its stakeholders. As the Company grows, the Board continues to add corporate governance policies designed to effectively manage the organization and protect shareholder value.

The Canadian Securities Administrators have adopted National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) which requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101. Corporate governance disclosure of the Company is set below.

The Board of Directors

A copy of the Board’s Mandate can be viewed on the Company’s website at www.silvercrestmetals.com and is incorporated by reference herein. The following is a summary of the Board’s Mandate.

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following areas:

  the strategic planning process of the Company;
  identification and management of the principal risks associates with the business of the Company;
  planning for succession of management;
  the Company's policies regarding communications with its shareholders and others; and
  assessing the integrity of the internal controls and management information systems of the Company.

Certain of the above matters are also dealt with or covered by the Company’s existing formal committees, being the Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, and Safety, Environment and Social Sustainability Committee, which are governed by their respective charters available on the Company’s website. In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. N. Eric Fier (CEO) is a member of the Board, which has given the Board direct access to information on their areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

Meetings of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual general meeting of the Company’s shareholders. Following each scheduled meeting of the Board, an “in-camera” session is held without any non-independent director or member of management in attendance. In addition, an in-camera session is held following each audit committee meeting with the Company’s auditor. Each committee of the Board generally meets once a year or more frequently as deemed necessary by the applicable committee. Since January 1, 2020 to the date hereof, there were a total of 13 Board meetings and all directors were in attendance. Since January 1, 2020, there were five Audit Committee meetings, three Corporate Governance and Nominating Committee meetings, five Compensation Committee meetings, and three Safety, Environmental and Social Sustainability Committee meetings and respective committee members’ attendance was 100%. The following table sets out the attendance record for Board meetings and for Board committee meetings for the mentioned periods.

	Board of directors	Audit Committee	Corporate Governance & Nominating Committee	Compensation Committee	Safety Environment Social and Sustainability Committee
Laura Diaz(1)	7 of 7	-	-	-	-
N. Eric Fier	13 of 13	-	-	-	-
Ross O. Glanville	13 of 13	-	3 of 3	5 of 5	-
Ani Markova(2)	13 of 13	5 of 5	2 of 2	-	3 of 3
Hannes Portmann(2)	13 of 13	5 of 5	1 of 1	5 of 5	3 of 3
Graham C. Thody	13 of 13	5 of 5	-	-	-
John Wright	13 of 13	-	3 of 3	5 of 5	3 of 3

(1) Laura Diaz was appointed to the Board on November 11, 2020

(2) Effective June 15, 2020, Ani Markova replaced Hannes Portmann on the Corporate Governance & Nominating Committee

Independence of the Board

All of the directors of the Company are independent except for N. Eric Fier who is Chief Executive Officer of the Company and, therefore, is not independent. See “Election of Directors”.

The independent directors meet at least once a quarter and as many times as may be necessary without any non- independent director or member of management in attendance. Since January 1, 2020, the independent directors have held 13 meetings without any non-independent director or member of management in attendance. These meetings were the in-camera sessions held following a scheduled Board meeting.

Separate Board Chair and Chief Executive Officer (CEO)

The Company has a separate Board Chair and CEO. Having an independent Board Chair enables non-management directors to raise issues and concern for Board consideration without immediately involving management. The Board Chair also serves as a liaison between the Board and senior management.

Chair of the Board

Graham C. Thody is the Chairman of the Board and is an independent director.

The Board has not developed a written position description for the Chairman of the Board. The role and responsibilities of the Chairman include ensuring that specific responsibilities and functions that are the responsibility and function of outside directors are effectively carried out and the results reported to the Board as appropriate, and monitoring, facilitating and promoting the efficient organization and conduct of the Board function and the independence of the Board in the discharge of its responsibilities.

Chief Executive Officer

The Board and CEO have not developed a formal written position description for the CEO. The Board’s expectations for the role and responsibilities of the CEO include the CEO having the executive responsibility for the daily operations and affairs of the Company, acting as principal spokesperson for the Company, bringing matters identified by the Board Mandate forward for Board approval, leading the Company in carrying out specific financial and business objectives for the Company as may be set by the Board, and keeping the Board informed of the Company’s performance and events affecting the Company’s business, including opportunities in the marketplace and adverse or positive developments.

Board Committee Chairs

The Board has not developed written position descriptions for the chair of each Board Committee. The chair of each Board Committee is in charge of the particular respective committee and ensuring their designated responsibilities are effectively discharged. The Board Committee chairs are required to comply with the requirements of the policies governing the various committees. The chairs act as the liaison with the Chairman of the Board and are responsible for reporting to the Board on matters under their purview.

Other Reporting Issuer Directorship

The directors of the Company who currently hold directorships in other reporting issuers are as follows:

Name	Issuer	Term	Exchange
Laura Diaz	Magna Gold Corp.	Since Sep 2020	TSX-V
	GR Silver Mining Ltd.	Since Sep 2020	TSX-V
N. Eric Fier	Goldsource Mines Inc.	Since Jun 2010	TSX-V
Ani Markova	Golden Star Resources Ltd.	Since Sep 2019	TSX
Graham C. Thody	Goldsource Mines Inc.	Since Dec 2003	TSX-V
	UEX Corporation	Since Oct 2001	TSX
John H. Wright	Ero Copper Corp.	Since Oct 2017	TSX
	Luminex Resources Corp.	Since Aug 2018	TSX-V

Interlocking Directorships

The Board has not set a formal limit on the number of directors who may serve on the same board of directors of another issuer. The Corporate Governance and Nominating Committee considers interlocking directorships in the process of nominating individuals to serve on the Board. Currently, Mr. Fier and Mr. Thody are both directors of Goldsource Mines Inc. The Board expects that, as required by law, they and all other directors who serve as directors of other issuers will act honestly and in good faith with a view to the best interests of the Company. Conflicts, if any, will be subject to and governed by laws applicable to directors’ conflicts of interest.

Assessment of Board Performance

The Corporate Governance and Nominating Committee and the Board, as a whole, both assess the effectiveness of the Board, its committees and individual directors. The Board of Directors has adopted an annual formal assessment process with respect to performance of the Board, its committees and its individual directors. The Board, as a whole, considers the contributions and performance of each of the directors and the performance of the Board and each of its committees by conducting a performance review questionnaire. The Board uses an assessment tool to determine whether additional expertise is required to ensure that the Board is able to discharge its responsibilities and individuals with specific skill sets are identified.

The following demonstrates the overall skill set of the Board:

# of Board Members with Core Competency(1)	# of Board Members with Ancillary Competency(2)	Skills & Experience
1	2	Regulatory	Legal-corporate/Commercial/Litigation
			Governance and Regulatory Compliance
			Government Relations
4	2	Finance	Capital Markets
			International Business Experience
			Risk Management
			M&A Experience and Execution
4	1	Accounting and Tax	Financial Literacy
			Internal Control / Management Information Systems
			Tax
3	2	Mining Industry	Exploration
			Resources/Reserves/Engineering Studies
			Mine and Plant Development/Construction
			Mine and Plant Operations
3	4	Environmental, Social, Governance	Environment and Sustainability
			Social License
			Health and Safety
			Human Rights
3	2	Human Resources and Compensation	Human Resources
			Compensation
			Strategic Leadership
			Executive Management Skills

(1) Core competency – a Board Member considered an expert in this area

(2) Ancillary competency – working knowledge and exposure to the area

Orientation and Continuing Education

The Company has not adopted a formal orientation and education program for new directors, and all relevant information is communicated to new directors informally. The directors consider that the adoption of formal orientation and education programs for new directors is not presently warranted; however, the Board will re-assess such needs on an ongoing basis as the Company continues to grow. Orientation and education of new Board members is conducted by meetings between any new Board member and the Chairman and other long-standing Board members to assist any new director in learning about the Company’s key assets and about the business in which the Company is involved. New directors are provided with most recent Board meeting materials and annual budget. In addition, new directors are encouraged to visit and meet with management on a regular basis.

Given the size of the Company, there is no formal continuing education program in place. The Company relies on the in depth public company and professional experience of the members of the Board for their skills and knowledge necessary to meet their obligations as directors. Board members are entitled to attend, and do attend, seminars they determine necessary to keep themselves up-to-date with current issues relevant to their service as directors of the Company. Directors also visit, from time to time, the Company’s Las Chispas Property in Mexico; however, due to the COVID-19 pandemic, a majority of the Board of Directors were unable to visit the Company’s Las Chispas Project in the past year.

During 2020, continuing education included the full Board’s participation in a cyber security workshop held by the Company’s IT consultant and several directors’ participation in various webinars and forums related to COVID-19, ESG, sustainability, mining, financial reporting and tax offered by leading audit firms and banks. During 2020, all directors of the Company were also enrolled as members of the Institute of Corporate Directors (ICD) and were encouraged to attend relevant courses and seminars.

Succession Planning

The Corporate Governance and Nominating Committee, comprised entirely of independent directors, is responsible for maintaining a Board succession plan that is responsive to the needs of the Company and the interests of its shareholders. This Committee seeks to maintain a Board comprised of talented directors with a diverse mix of experience, expertise, skills, gender and backgrounds. At least once a year, this Committee assesses the Board composition in order to assess any gaps between the desired set of competencies required to successfully govern the corporate strategy and development, taking pending retirements into account.

Environmental, Social & Governance (ESG)

The Company is committed to promoting a culture of ethical business conduct and conducting business in a socially and environmentally responsible manner and meeting or surpassing regulatory requirements in all its exploration, development, mining and closure activities. The Company’s policies relevant to this commitment include those summarized below.

Code of Business Conduct and Ethics

The Company’s Code of Business Conduct and Ethics (the “Code” or the “Code of Conduct”) for its directors, officers and employees reflects the Company’s commitment to a culture of honesty, integrity and accountability. The Code outlines the basic principles and policies on the following:

  compliance with laws,
  rules and regulations,

  conflicts of interest,
  corporate opportunities,
  confidentiality,
  protection and proper use of company assets,
  insider trading,
  fair dealing,
  compliance with environmental laws,
  equal opportunity,
  safety and health,
  financial business disclosure and accuracy of company records and reporting, use of email and internet services,
  payment to domestic and foreign officials,
  gifts and entertainment, and
  reporting any illegal or unethical behaviors.

The Code of Conduct provides that each employee is personally responsible for, and it is their duty to report violations or suspected violations of the Code of Conduct and that no employee would be discriminated against for reporting what the employee reasonably believes to be a breach of the Code of Conduct or any law or regulation. Employees can discuss any breach or suspected breach of the Code of Conduct with their immediate superior or a member of the Board.

The Board annually reviews the Code and any compliance issues under the Code are reviewed as they arise. A copy of the Code of Conduct is available in English and Spanish on the Company’s website (https://www.silvercrestmetals.com/about-us/governance/), as well as under the Company’s profile on SEDAR at www.sedar.com.

To ensure directors of the Company exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest, each director and executive officer is required to fully disclose his or her interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board, as a whole, determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement, which may include convening a Special Committee of independent directors. All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

Whistleblower Policy

The Company requires its directors, officers and employees to observe high standards of professionalism and ethical conduct in maintaining the financial records of the Company. The Audit Committee of the Board, has adopted a Whistleblower Policy (the “Whistleblower Policy”) in order to ensure that a confidential and anonymous process exists whereby persons can express any concerns or complaints about the accuracy, fairness or appropriateness of any of the Company’s accounting policies or financial reports, including corporate reporting and disclosure, accounting and auditing controls and procedures, and any violations of applicable legal and regulatory requirements relating to securities compliance and other matters pertaining to fraud against shareholders of the Company, and the actions taken by the Company to remedy such violations.

The Company’s Whistleblower Policy is available in English and Spanish on the Company’s website: https://www.silvercrestmetals.com/about-us/governance/.

Anti-Bribery and Anti-Corruption Policy

The Board has adopted an Anti-Bribery and Anti-Corruption Policy to reiterate that the Company adheres to best practices with respect to anti-corruption behaviour and that it has zero tolerance policy for bribery and corruption by employees, officers, directors, agents, consultants and contractors of the Company.

This Policy:

(a) sets out the Company’s responsibilities, and those working for it, in observing and upholding the Company’s policy on bribery and corruption, and

(b) provides guidance to those working for the Company on how to recognize and deal with bribery and corruption issues.

Pursuant to the Anti-Bribery and Anti-Corruption Policy, the Company will take all appropriate action under the policy to ensure compliance with the policy and applicable laws, rules and regulations, which may include disciplinary action, up to and including termination of employment, and reporting of violations of laws, rules and regulations to appropriate regulatory authorities.

The Company’s Anti-Bribery and Anti-Corruption Policy is available in English and Spanish on the Company’s website (https://www.silvercrestmetals.com/about-us/governance/).

Disclosure Policy

The Board has adopted a Disclosure Policy (the “Disclosure Policy”) to ensure that communications to the investing public about the Company are timely, factual and accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements. The Disclosure Policy covers disclosures in documents filed with securities regulators and written statements made in the Company’s annual and quarterly reports, news releases, letters to shareholders, presentations by senior management and information contained on the Company’s website and other electronic communications. It extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences and conference calls.

The Company’s Disclosure Policy is available on the Company’s website: https://www.silvercrestmetals.com/about- us/governance/.

Incentive Compensation Clawback Policy

The Board has adopted the Incentive Compensation Clawback Policy (the “Clawback Policy”) to recover any performance-based compensation issued on or after the February 25, 2021.

Under the Clawback Policy, when there is a financial restatement directly resulting or arising from the gross negligence, fraud or willful misconduct of an executive officer, the Board may:

(a) require that the executive officer return or repay to the Company, or reimburse the Company for, all or part of the net amount paid to the executive officer by the Company; and/or

(b) cause all or part of any awarded and unpaid or unexercised performance-based compensation (whether vested or unvested) that constitutes excess compensation for such executive officer to be cancelled.

The Clawback Policy applies to all executive officers (at the Vice President level or above) and any participant in the Company’s incentive bonus plan whether currently or previously employed by the Company or any of its subsidiaries.

The Company’s Clawback Policy is available on the Company’s website: https://www.silvercrestmetals.com/about- us/governance/.

Securities Trading Policy

The Board has adopted a Securities Trading Policy (the “Securities Trading Policy”) in order to ensure that its directors, officers, consultants and employees act, and are perceived to act, in accordance with applicable securities laws. Prohibited activities include:

(a) Insider trading – No employee may, directly or indirectly through any person acting on their behalf, trade in the Company securities while in possession of material non-public information concerning the Company.

(b) Trading during blackouts – No employee may, directly or indirectly through any person acting on their behalf, trade in the Company securities during any blackout period imposed on that employee specifically or imposed on employees generally. Employees are encouraged to advise all related persons to observe blackout periods on trading in the Company securities while at the same time taking care not to “tip” or disclose the material non- public information that created the blackout period.

(c) Tipping and disclosure of information – No employee may disclose or “tip” material non-public information concerning the Company to any other person or entity (including agents, service providers, analysts, individual investors, members of the investment community and news media, related persons and other friends or family members) unless such disclosure is necessary in the ordinary course of business and in compliance with rules applicable to “selective disclosure”.

(d) Advice – No employee may give trading advice of any kind to anyone while possessing material non-public information about the Company.

(e) Hedging and derivative trading – No employee, or to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Company, may at any time reduce or limit such person’s economic risk with respect to such person’s holdings, ownership or interest in or to the Company securities. The Company securities includes, without limitation, outstanding warrants, stock options or other compensation awards, the value of which are derived from, referenced to or based on the value or market price of the Company securities. Prohibited activities include engaging in short selling (i.e. selling securities not owned or not fully paid for), the purchase of financial instruments or the taking of any speculative or derivative positions or other that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any of the Company securities.

(f) Short sale – The only time that a short sale is allowed is when an employee is exercising options or warrants issued by the Company and requires the funds to facilitate the exercise.

The Company’s Securities Trading Policy is available on the Company’s website: https://www.silvercrestmetals.com/about-us/governance/.

Information Systems and Cyber Security

Since 2019, the Company has engaged an information technology (“IT”) consultant to manage its company-wide information systems, cyber security strategies and programs. This function is overseen by Management and the Audit Committee. At the beginning of each fiscal year, Management and the IT consultant establish short-term and long-term IT strategies and objectives and communicate them to the Board. The Company has a multi-layered, defense-in-depth approach to information systems and cyber security, with intentional redundancies to increase protection of valuable data and information. The Company’s overall enterprise data security infrastructure is managed in accordance with applicable CIS Top 20 Critical Security Controls. The Company has established an Enterprise Cyber Security Awareness Training program to validate compliance and effectiveness. The Company also actively seeks to mitigate information systems and cyber security risks by identifying, reviewing and developing risk response strategies for such risks. The Company has to date not experienced any material cyber-related breaches.

Additional consultants are retained to provide ongoing information systems support, management and maintenance, including systems event monitoring, managed endpoint security, managed backup and incident response management.

The IT objectives include:

- Supporting phased business growth and development;

- Streamlining enterprise workflow, team collaboration and communication;

- Maximizing return on investment of ERP investments;

- Meeting regulatory and IT audit compliance requirements;

- Reducing the likelihood and impact of a cyber breach; and

- Improving end user IT experience and satisfaction.

On a monthly basis, the IT Consultant reports on key activities of the last period, portfolio of IT projects, cyber risks and IT controls, IT operations and planned priorities. Bi-annually, the IT consultant reports to Management on the Company’s cyber security and maturity level for the Company’s head office and locations in Mexico.

During 2020, the IT consultant completed the following projects or training and compliance programs:

- Initiated a company-wide cyber security awareness training program;

- Completed a COVID-19 Continuity Plan to meet the demands of a remote workforce;

- Assisted with the Company’s transition into a new ERP system;

- Improved enterprise collaboration and security by migrating email, file sharing and instant messaging capabilities to a leading cloud service provider;

- Drafted a detailed IT Security Policy;

- Established a Cyber Risk and IT General Control (“ITGC”) program1 that provides ongoing compliance review, control and monitoring and mitigation;

- Provided year-end external audit support related to ITGC, which the auditor concluded the Company had maintained, in all material respects, effective internal controls; and

- Held a video conference with the Board to provide an overview of the IT strategies, cyber security and controls for the Company.

____________________________
1 ITGC was designed based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company’s IT programs, which include controls and awareness, have been designed to reduce the potential costs/impacts. The IT consultant continually reports and advises Management and the Board throughout the year on any vulnerability or impacts to the Company.

Compensation Committee

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board. The Compensation Committee reviews annually and makes recommendations to the Board in respect of the compensation paid by the Company to its directors and executive officers. The compensation to executive officers is composed primarily of three elements: namely, base salary or consulting fees, performance bonus, and the grant of incentive stock options. The committee’s compensation policy objectives are (i) to attract and retain qualified executive officers, (ii) to align executives’ interests with those of the shareholders; and (iii) to reward demonstration of leadership and performance. The committee is responsible for reviewing and considering corporate goals and objectives relevant to compensation for all executive officers, evaluating their performance in light of those corporate goals and objectives, and determining (or making recommendations to the Board with respect to) the level of compensation for the executive officers based on this evaluation.

The Compensation Committee also reviews and recommends to the Board for its approval any severance or similar termination payments proposed to be made to any current or former executive officer. Any compensation paid to a director or executive officer must be approved by the Compensation Committee and by a majority of the independent members of the Board.

The Compensation Committee is currently comprised of three directors, all of whom are independent.

The Compensation Committee is also tasked with, among other things, the following responsibilities:

(a) monitoring and making recommendations to the Board in respect of total compensation paid by the Company to its executive officers and Non-Employee Directors; and

(b) reviewing the adequacy and form of compensation of directors and ensuring that the compensation realistically reflects the responsibilities and risks involved in being a director.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is tasked with the responsibility of, among other things, selecting (or recommending that the Board select) the director nominees for the next annual meeting of shareholders. In carrying out such responsibilities, the Corporate Governance and Nominating Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates and has authority to approve the search firm’s fees and other retention terms.

The Corporate Governance and Nominating Committee is currently comprised of three directors, all of whom are independent.

The Corporate Governance and Nominating Committee is tasked with the following responsibilities:

(a) identifying and recommending qualified individuals for nomination to the Board of Directors;

(b) developing qualification criteria for Board members for recommendation to the Board in accordance with the Company’s corporate governance guidelines;

(c) in conjunction with the Chairman (or, if the Chairman is not an independent director, the lead director), assigning Board members to the various committees of the Board; and

(d) reviewing annually or more often if appropriate: (i) committee members’ qualifications and requirements; (ii) committee structure (including authority to delegate); and (iii) committee performance (including reporting to the Board).

The Corporate Governance and Nominating Committee is also tasked with:

(a) developing and recommending to the Board corporate governance principles applicable to the Company;

(b) monitoring the Company’s overall approach to corporate governance issues and administering a corporate governance system which is effective in the discharge of the Company’s obligations to its shareholders;

(c) in conjunction with the independent chairman, overseeing the evaluation of the Board and of the Company and making recommendations to the Board as appropriate;

(d) reviewing the Company’s Code of Conduct and recommending any changes to the Board; and

(e) reviewing and reassessing at least annually the adequacy of the Company’s corporate governance guidelines and the Corporate Governance Committee’s Charter and recommending any proposed changes to the Board for approval. The Corporate Governance and Nominating Committee must also annually review its own performance.

The Corporate Governance and Nominating Committee has the authority to conduct any investigation appropriate to fulfill its responsibilities. It has the ability to retain, at the Company’s expense, such compensation consultants or legal assistance it deems necessary in the performance of its duties.

Audit Committee

The Audit Committee is a committee of the Board established for the purpose of overseeing the accounting and financial reporting process of the Company and external quarterly reviews and annual audits of its consolidated financial statements. In connection therewith, the Audit Committee assists the Board in fulfilling its oversight responsibilities in relation to the Company’s internal accounting standards and practices, financial information, accounting systems and procedures (including the management and security of information systems), financial reporting and statements and the nature and scope of the annual external audit. The Audit Committee also recommends for Board approval the Company’s quarterly unaudited and audited annual consolidated financial statements, MD&A and other financial disclosure. The disclosure required by Form 52-110F1 of National Instrument 52-110 is contained in the Company’s annual information form for the year ended December 31, 2020, available under the Company’s profile on the SEDAR at www.sedar.com.

Safety, Environmental and Social Sustainability Committee

The Safety, Environmental and Social Sustainability Committee is tasked with overseeing the Company’s performance relating to safety (including occupational health), environmental and social sustainability matters. This Committee’s purpose is to assess the effectiveness of the Company’s policies and practices in these areas, monitor compliance with applicable laws, rules and regulations, assess potential operational, human resource and financial risks and opportunities that stem from environmental, geopolitical or social factors and report periodically to the Board. In support of the Company’s commitment to a healthy and safe workplace and adhering to best practices in environmental stewardship and socially sustainable exploration, development and operations, this Committee’s responsibilities include: monitoring development and implementation of industry leading policies, assessing non-compliance risks and advising on strategies to mitigate such risks, as well as advising on areas of improvements.

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted term limits for directors serving on the Board. The Company and Board have considered term limits and believes that:

  longer tenure does not impair a director’s ability to act independently of management;
  the imposition of director term limits on a board may discount the value of experience and continuity amongst board members and runs the risk of excluding experienced and potentially valuable board members; and
  regular evaluation of Board skills and experience, rather than arbitrary term limits, will result in better Board performance.

The Board of Directors will periodically consider whether term limits or other mechanisms of renewal for the Board of Directors should be adopted and will implement changes when deemed necessary.

As of April 29, 2021, the average term served by the nominees is 3.8 years and the average age of the nominees is 59 years.

Diversity Policy

The Company is committed to a merit-based system for the composition of its Board of Directors, Senior Management, and workforce within a diverse and inclusive culture that solicits multiple perspectives and views free of bias and discrimination. The Company recognizes the benefits of having diversity on the Board and in Senior Management. Diversity is important to ensure that members of the Board and Senior Management possess the necessary range of perspectives, experience and expertise required to achieve the Company’s objectives.

Diversity means all the varied characteristics that make individuals unique from one another. It includes, but is not limited to, characteristics such as gender, education, religion, ethnicity, race, nationality, culture, language, aboriginal status, age, disability and other characteristics.

The Company adopted a Diversity Policy (the “Diversity Policy”) which provides a basic framework within which the Company will consider the principles of diversity when recruiting, developing and appointing the Senior Management team and Board members, with the goal of having talented, knowledgeable persons with diverse experience, backgrounds and perspectives guiding the company. A copy of the Diversity Policy is available on the Company’s website: https://www.silvercrestmetals.com/about-us/governance/.

The Company has set a target of 25% for identification and nomination of women to the Board and target of 25% of Senior Management positions to be filled by women.

Two women directors have been nominated for re-election to the Board at the Meeting, representing 29% of the Board nominated for election at the Meeting. The Company has three women executive officers, representing 50% of the current executive officers.

29%

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Officer Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a) an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year (“CEO”);

(b) an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year (“CFO”);

(c) each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

In respect of the Company’s year ended December 31, 2020, the Company is naming six (rather than five) NEOs as Tara Hassan would not be a NEO but for a special grant of stock options in connection with her hire in September 2020.

Name	Position
N. Eric Fier	Chief Executive Officer
Anne Yong	Chief Financial Officer
Chris Ritchie	President
Pierre Beaudoin	Chief Operating Officer
S. Rosy Fier	VP, Exploration & Technical Services
Tara Hassan	VP, Corporate Development

Key Highlights of the Company’s Executive Compensation Program

Provided below are highlights of the Company’s executive plan that are in place to ensure good governance:

- Reasonable dilution to shareholders – It is the Compensation Committee’s intention to maintain a low annual dilution (“burn”) rate. The 2-year average burn rate as of 2020 was 1.245%, which is within a market normal rate of 1% to 2% per year (see “Annual Burn Rate” for the calculation of the Company’s burn rate).

- Pay for performance – The vast majority of NEO compensation is tied to “at risk” pay in the form of annual incentives and long-term Incentives (namely stock options). For the CEO, 69% of target compensation is tied to Incentive compensation and the average for the other five NEOs is 60%.

- Regular review of peer group – The Compensation Committee regularly reviews the applicability of the compensation peer group for NEOs and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Company’s operations.

- Relevant performance metrics – The performance metrics and expected performance levels for the annual incentive plan are reviewed on an annual basis to ensure the metrics and expected performance focus the NEOs on relevant activities for the business and tie payouts to positive performance for the Company’s shareholders. For 2021, this includes operational execution on the Las Chispas Project, share price performance as well as sustainability initiatives.

- Threshold performance expectations before incentive payouts are made – Threshold performance expectations are set to make sure that a minimum level of performance is achieved against annual incentive performance metrics before payouts can be made for that metric. Stock option grants, due to the requirement for the Company’s share price to exceed the exercise price on grant date for value to be earned upon exercise, also act as a minimum performance expectation in the long run.

- Caps on incentive payouts – Annual incentive payouts are capped at 150% of target for each NEO to ensure affordability for the Company.

- Modest benefits and perquisites – Benefits and perquisites are set at competitive levels, but represent a small part of total NEO compensation.

- Clawback Policy – All performance-based compensation after February 25, 2021 is subject to clawback in accordance with the Company’s Incentive Compensation Clawback Policy under a variety of different scenarios (see “Incentive Compensation Clawback Policy” under “Corporate Governance Disclosure - Environmental, Social & Governance (ESG)”).

- No excessive Change of Control or Termination without Cause severance obligations – NEO severance obligations are capped at no higher than 24 months in the case of a change of control of the Company and 18 months in the case of termination without cause which falls within acceptable market norms.

- Double Trigger Change of Control provisions – Change of control provisions in the Company’s employment agreements only trigger when there is both a change in control of the Company and a subsequent termination of employment. The only NEO with a single trigger change of control provision is the CEO (see “Employment and Consulting Agreements / Termination and Change of Control Benefits - N. Eric Fier (through Maverick Mining Consultants Inc.).

- Independent Advice on compensation levels and structure – The Compensation Committee has engaged with Global Governance Advisors for the past few years to support the Committee in making decisions regarding executive and Board compensation at the Company (see “Compensation Discussion and Analysis = Compensation Review Process” for more information).

- Review of compensation risk – The Compensation Committee monitors the risk inherent within its compensation program to ensure the program does not encourage excessive risk-taking.

- “Anti-hedging” policy – The Company’s Securities Trading Policy includes the prohibition of hedging and derivative trading for any employee of the Company, including NEOs.

- Share ownership requirements – As of 2020, the Company has adopted share ownership requirements for both executives and Non-Employee Directors that are in-line with market expectations.

Compensation Discussion and Analysis

Compensation Governance

The Company has established a Compensation Committee that is currently comprised of three members (Ross O. Glanville, Hannes P. Portmann and John H. Wright), all of whom are independent. Mr. Portmann acts as Committee Chair since 2020 and has been a committee member since 2018. Each of the members of the Compensation Committee have human resource and compensation experience relevant to oversee and advise on the Company’s executive compensation practices. Mr. Portmann has over 10 years of experience serving in senior management roles in publicly traded companies in the mining industry, including as CEO and CFO, where he is actively involved in compensation matters.

The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices. The Compensation Committee’s responsibilities, powers and operation are described above under “Corporate Governance Disclosure - Compensation Committee”.

Executive and Employee Compensation Objectives and Philosophy

The Board of Directors recognizes that the Company’s success depends greatly on its ability to attract, retain and motivate superior performing employees, which can only occur if the Company has an appropriately structured and implemented compensation program.

The principal objectives of the Company’s executive compensation program are as follows:

(a) to attract and retain qualified executive officers, which includes having compensation that is competitive within the marketplace;

(b) to align executives’ interests with those of the shareholders; and

(c) to reward demonstration of both leadership and performance.

In 2020, the Company through the Compensation Committee engaged the independent compensation and governance advisory firm, Global Governance Advisors (“GGA”), an independent compensation advisor with significant global executive and director compensation experience to evaluate and provide recommendations on formalizing the Company’s executive and director compensation programs to be market-competitive among a defined “Peer Group” (as detailed below) and to review its prior information circular disclosures. This review included analysis of the Company’s current Peer Group and evaluation of total direct compensation (base salary plus short-term incentive and long-term incentive) levels and high-level analysis of the Company’s short and long-term design practices relative to the competitive market. The Company’s primary Peer Group is reviewed annually to generally ensure it remains aligned with the current size and scope of the Company’s operations, and is based on companies that generally meet the following criteria:

  public company listed on any of the TSX, TSX-V or major U.S. stock exchange;
  generally of similar size – market capitalization and/or total assets between 0.25 to 4.0 times the size of the Company;
  generally of similar stage of operations and relative workload placed on the executive team; and
  primarily focused on precious metals projects in the Americas.

Given the high level of growth experienced by the Company from 2019 to 2020, this required an update of the Peer Group when compared to 2019. The graphic below highlights the changes made between 2019 and 2020 to the Company’s Peer Group:

The Company is positioned above the median of the Peer Group in terms of market capitalization, but below the median of the Peer Group in terms of total assets. The CEO’s total compensation for 2020 is positioned between the 25th percentile and 50th percentile of the 2020 Peer Group.

The Company’s compensation program seeks to reward an executive officer’s current and future expected performance. Individual performance is reviewed for all executive officers based largely on a quantitative and qualitative evaluation of the Company’s achievement of corporate milestones and objectives. For 2020, the Company conducted a review of its compensation and, through the Compensation Committee, engaged GGA throughout 2020 for its recommendation on the Company’s compensation practices and the design of a Balanced Scorecard.

The Board has adopted a Securities Trading Policy which includes the prohibition of hedging and derivative trading for any employee of the Company. During 2020, no Named Executive Officer or director, directly or indirectly, purchased any financial instruments or employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Compensation Review Process

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board, compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board.

The Compensation Committee also reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer, including the Named Executive Officers. It then submits to the Board recommendations for each executive officer with respect to base salary or consulting fee, bonus, and participation in equity compensation arrangements.

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any Named Executive Officer to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

During 2019 and 2020, the Compensation Committee engaged GGA to provide a comprehensive compensation benchmark analysis for its top six employees and directors against its selected peer group along with reviews of the Company’s proxy circular disclosure and incentive designs. The Company incurred the following fees for GGA’s work over the past two (2) years:

Year	Executive Compensation Related Fees	All Other Fees
2020	$65,528	Nil
2019	$40,364	Nil

Elements of Executive Compensation Program

During 2020, the Company’s compensation program consisted of the following elements:

(a) base salary or consulting fees;

(b) performance bonus payments; and

(c) equity participation through the Company’s Stock Option Plan.

Component	Objective/Rationale
Base Salary or Consulting Fees
  Forms the basis for attracting talent, and comparing to and remaining competitive with the market.
  Fixed, and used to determine other aspects of the Company’s compensation and benefits.
  Established at the beginning of the year.
  To align with the compensation philosophy, base salary levels aim to align with the median of the Peer Group over time, but also taking into account the NEO’s performance and tenure in the organization.
  Base salary levels are also set taking into account the relative size of the Company against its Peer Group and targeted to be positioned at the median of the Peer Group.

Component	Objective/Rationale
Performance Bonus Payments (STIP)
  Links pay to corporate and personal achievements for the year.
  Year end cash bonuses are not paid unless a threshold level of performance is achieved, with performance benchmarks being specified in a detailed scorecard of corporate and technical performance that contain metrics and weightings that align to the business and that are communicated to executive officers during the particular year.
  Consists of a mix of corporate and technical metrics. Each NEO is measured by similar performance metrics.

Equity Participation (e.g. Stock Option Plan)
  The Company has historically granted long-term incentives in the form of stock options, which vested over a one year and more recently a three-year period and have a 5-year term to expiry. Options are granted to reward management for performance on a longer-term basis.
  Subject to shareholder and regulatory approval of the SU Plan, the Company plans to also grant time-based and performance-based SUs to better align with good corporate governance practices and interest of shareholders.
  Designed to (i) promote further alignment of interests between management and shareholders of the Company; (ii) associate a portion of management’s compensation with the returns achieved by shareholders of the Company; and (iii) to attract and retain employees with the knowledge, experience and expertise required by the Company.

Other Compensation
  Participation in the Company’s employee group benefits plans is provided to each NEO where available.
  There is no pension plan for the NEOs.
  Designed to be competitive overall with equivalent positions in the mining industry.

Base Salary or Consulting Fees

In determining the annual base salary or consulting fee, the Board of Directors, with the recommendation of the Compensation Committee, considered the following factors:

(a) the particular responsibilities related to the position;

(b) salaries paid by other companies in the mining industry of similar size as the Company, at the same stage of development as the Company, and considered comparable to the Company;

(c) the experience level of the Named Executive Officer;

(d) compensation data provided in a mining industry report produced by GGA; and

(e) the amount of time and commitment which the Named Executive Officer devoted to the Company and is expected to devote to the Company in the future.

The Compensation Committee annually reviews the base salary or consulting fee payable to each NEO or the NEO’s management company, respectively, based on the aforementioned criteria to ensure that compensation levels are competitive and fair. Base salary levels are also set taking into account the relative size of the Company against its Peer Group and targeted to be positioned at the median of the Peer Group.

The annual base salaries for NEOs were as follows:

Named Executive Officer and Position	2020 Base Salary / Consulting Fee ($)	2019 Base Salary / Consulting Fee ($)	% change YOY(2)
N. Eric Fier – Chief Executive Officer	400,000	325,000	23%
Chris Ritchie – President	325,000	275,000	18%
Pierre Beaudoin – Chief Operating Officer	325,000	275,000	18%
Anne Yong – Chief Financial Officer	245,000	160,000	53%
S. Rosy Fier – VP, Exploration & Technical Services	245,000	160,000	53%
Tara Hassan – VP, Corporate Development(1)	225,000	-	-

(1) Ms. Hassan was appointed VP Corporate development on September 14, 2020. The base salary shown is an annualized amount.

(2) Year-to-year increases are the result of the NEO’s performance and level of experience. Each NEO’s target base salary and total compensation are benchmarked against the Company’s Peer Group. See “Executive and Employee Compensation Objectives and Philosophy”.

Performance Bonus Payments

The performance bonuses or short term incentive payouts (“STIP”) are payable in cash, and the amount payable is based on the Compensation Committee’s assessment of performance against pre-established objectives and targets.

The table below summarizes the STIP eligibility as a percentage of base salary and the relative weighting between corporate and individual targets, which were established by the Compensation Committee at the beginning of the year.

NEO	STIP Target Eligibility	Corporate Target	Individual Target
N. Eric Fier	90%	90%	10%
Chris Ritchie	70%	75%	25%
Pierre Beaudoin	70%	70%	30%
Anne Yong	50%	60%	40%
S. Rosy Fier	50%	50%	50%
Tara Hassan	40%	55%	45%

In respect of the 2020 financial year, the Board of Directors, with the recommendation of the Compensation Committee, awarded performance bonuses to the NEOs. The Board, at its discretion, completed the final assessment of 2020 performances in February 2021. This was to allow for Management to complete the filing of the Las Chispas Feasibility Study Technical Report (the “Feasibility Study”) in February 2021 . The following table shows the results against the 2020 corporate performance measures:

2020 Performance Measure	Weighting	Threshold (50% payout)	Target (100% payout)	Superior (150% payout)	Results		Score
Resource (Moz AgEq)	10.0%	120	150	180	Threshold-Target	(1)	7.5%
Feasibility Reserve (Moz AgEq)	5.0%	90	100	110	Threshold-Target	(2)	4.0%
Feasibility NPV (5%, US$M)	10.0%	450	500	550	Below Threshold	(3)	0.0%
Share price relative to GDXJ (% points)	25.0%	0	10	20	Superior	(4)	37.5%
Secure project financing by dates	5.0%	30-Sep	31-Aug	31-Jul	Superior	(5)	7.5%
Meet Exploration/G&A Budget	5.0%	5%	0%	(5%)	Threshold-Target	(6)	4.0%
Project on budget/time based on Feasibility Study numbers	10.0%	5%	0%	(5%)	Threshold	(7)	5.0%
Development metres by end of year	10.0%	4,900	5,400	5,900	Superior	(8)	15.0%
Safety, environmental and Social Sustainability	20.0%	Targets weighted as follows: Safety (no fatalities): 40% Environment: 20% Social Sustainability: 40%			Target	(9)	20.0%
Total	100.0%						100.5%

(1) The Feasibility Study, announced on February 2, 2021, reported Measured and Indicated Mineral Resources of 108.1 Moz AgEq contained in 2.8 Mt at 6.5 gpt Au and 627 gpt Ag and Inferred Mineral Resources of 14.8 Moz AgEq contained in 2.4 Mt at 1.04 gpt Au and 102.9 gpt Ag.

(2) The Feasibility Study reported Mineral Reserve estimate of 94.7M oz grading 879 gpt AgEq

(3) Using prices consistent with the Las Chispas preliminary economic assessment, it was determined that NPV (5%) did not met the threshold payout.

(4) At December 31, 2020, the Company’s share price was 26% higher relative to the GDXJ.

(5) Awarded at the Board’s discretion as the Company secured debt financing prior to the release of the Feasibility Study and completed an equity financing raise in February 2021, within 0.5 month from the release of the Feasibility Study.

(6) Awarded at the Board’s discretion, expenditures were slightly higher than Budget but did not exceed more than 5% of Budget.

(7) Awarded at the Board’s discretion.

(8) During 2020, the Company completed 6,083 metres of underground development.

(9) Score of 20% was based on a number of factors including no fatalities, no lost time incident (“LTI”) (target was below 0.70), Total Recordable Injury Frequency Rate (TRIFR) of 2.1, staffed and trained Health & Safety team in place, establishment of an environmental tracker, identified key environmental risks and established a risk register, initiated stakeholder engagement to assist with the completion of a materiality assessment, reported quarterly on the Company’s community involvement (e.g. volunteer hours and resources utilized), and COVID-19 response.

Key performance indicators (“KPIs”) for each NEO reflect the Company’s objectives and strategies and the roles and responsibilities of the NEO. Recommendations to the Board were based on an assessment performance against KPIs established at the beginning of the year. The following table shows the performance results of the NEOs relative to their KPIs.

NEO	STIP Target Eligibility	Corporate Score	Individual Score	Total weighted score	Actual STIP ($)	Actual STIP (%)
N. Eric Fier	90%	100.5%	125%	103%	$ 370,620	93%
Chris Ritchie	70%	100.5%	150%	113%	$ 256,791	79%
Pierre Beaudoin	70%	100.5%	125%	108%	$ 245,359	75%
Anne Yong	50%	100.5%	100%	100%	$ 118,142	50%
S. Rosy Fier	50%	100.5%	110%	105%	$ 128,931	53%
Tara Hassan(1)	40%	100.5%	100%	100%	$ 27,768	40%

(1) Ms. Hassan’s bonus for 2020 has been pro-rated for the actual amount of time worked at the Company during 2020.

Individual Scores were based on the following achievements in relation to objectives:

NEO	Individual Performance Achievements in Relation To Objectives
N. Eric Fier CEO Individual Score: 125%

Responsible for all company activities and leading the executive team and developing long term strategies and objectives of the Company.

2020 Achievements

  Strong exploration success of the Company
  Strong safety record
  Project development
  Raised capital for the Company
  Navigated the Company through COVID-19

Chris Ritchie President Individual Score: 150%

Responsible for all financing and capital markets related work, evaluating performance of executives, communicating business objectives and performance and project status updates to multiple stakeholder groups.

2020 Achievements

  De-risked the Company through the raise of equity and debt capital
  Increased the Company’s liquidity by over 150% from 2019
  Initiated corporate level ESG process (e.g. extensive stakeholder engagement to complete the Company's materiality assessment)
  Expanded local communication and assistance on COVID-19

Pierre Beaudoin COO Individual Score: 125%

Responsible for overall direction and monitoring of the development and construction activities at the Company’s Las Chispas Project, including health and safety, feasibility study, and underground development.

2020 Achievements

  Project development at site - permits, early works, COVID-19 camp and protocols
  Over 6,000 metres of underground development completed despite 60 day COVID-19 temporary shut-down
  Excellent safety and environmental records - Nil fatalities, nil LTI, 2.1 TRIFR, Nil environmental incidents
  De-risked Las Chispas project through the completion of a Feasibility Study and execution of an EPC contract for the processing plant

NEO	Individual Performance Achievements in Relation To Objectives
Anne Yong CFO Individual Score: 100%

Responsible for corporate financial activities of the Company, including financial reporting, regulatory disclosure, taxation, treasury, risk management, insurance, budget, and information technology, and human resources.

2020 Achievements

  Directed the roll out of Microsoft Office 365, implementation of an integrated
  Enterprise Resource Planning (ERP) system, COVID-19 continuity plan, and completion other IT maturity initiatives including cyber security training
  Improved process documentation and procedures to prepare the Company for integrated internal control audit
  Involved in the strategy development and execution of the equity financings, debt facility agreement and EPC agreement
  Risk management through the development of a risk matrix and involvement with  insurance providers

S. Rosy Fier VP Exploration and Technical Services Individual Score: 110%

Responsible for planning exploration targets.

2020 Achievements

  Effectively managed a large drill program at the Las Chispas Project at a reasonable cost per metre for drilling
  Met resource and reserve targets,
  Expanded Resources and converted a majority of Inferred Resources to Indicated for reserve estimation
  Assisted with the acquisition of the Picacho Property

Tara Hassan VP Corporate Development Individual Score: 100%

Responsible for long-term strategic planning and evaluation of potential opportunities.

2020 Achievements*

  Involved in the strategy development and execution of the equity financings, debt facility agreement
  Key contributor to the financial model and capital cost estimates of the Feasibility Study

*Ms. Hassan joined the Company in September 2020

2021 Corporate Objectives

The following table shows the Company’s 2021 target corporate objectives:

Category	Weighting	2021 Performance Measure
Operational Execution 40%	10%	Underground development – target of 6,800 metres
	10%	Meet construction milestones – target to complete 75% of the EPC Scope
	10%	Meet construction milestones – target to complete 90% of the Company’s Scope
	10%	Meet budget forecast relative to percentage completion of construction activities
Discipline Growth 20%	15%	Las Chispas Internal Mineral Resource growth from exploration
	10%	Picacho Internal Mineral Resource growth from exploration
Share Price Performance 20%	20%	Year over Year share price increase – 5% to 15% points, relative to GDXJ
Sustainability 20%	4%	Environment – no more than one (1) reportable incident that require a regulator response/action; complete evaluation of water stewardship place
	5%	Social Capital – Complete policies and training and community projects
6%	Human Capital – no fatalities*, less than 5.5 TRIFR, less than 0.5 LTI, Complete Certified Level 1 of H&S Management System and 80% of safety training
		*fatality will result in an automatic score of 0% under Sustainability category.
	3%	Business Resilience – complete site security plan, continuously manage for COVID, complete climate risk study and TCFD disclosure, complete three cybersecurity and information system improvements
	2%	Leadership and governance – improve on ESG rating and establish plan and strategy on organizational structure for the Company’s growth

Equity Participation

The Company provides for equity participation in the Company through its Stock Option Plan. See “Option-based Awards”. The granting of stock options is intended to encourage the maximization of shareholder value by better aligning the interests of the executive officers with the interests of shareholders.

Option-based Awards

Options may be granted to purchase Common Shares on terms that the Board of Directors may determine, with recommendations from the Compensation Committee and subject to the limitations of the Company’s prevailing stock option plan and the requirements of applicable regulatory authorities. The Compensation Committee is mandated to review and make recommendations to the Board regarding the remuneration of executive officers, the granting of stock options to directors, executive officers, employees and consultants of the Company, and compensation policies, including the stock option plan.

Individual grants of stock options are determined by an assessment of the individual’s current and expected future performance, level of responsibilities, the importance of the proposed optionee’s position and contribution to the Company, and previous option grants and exercise prices.

The Company has a “rolling 10%” Stock Option Plan (the “Option Plan”) which was adopted by the Board of Directors on August 24, 2015, and first approved by the shareholders of the Company on June 22, 2016. The Option Plan includes the following provisions:

  The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Option Plan is 10% of the issued and outstanding Common Shares from time to time.

  The Option Plan is administered by a “Committee” which means the Board of Directors or such committee of the Board of Directors that the Board of Directors has designated to administer the Option Plan (currently the Compensation Committee).

  The exercise price for options granted under the Option Plan will not be less than the “market price” of the Common Shares (which, under the Option Plan, is the last closing price of the Common Shares on the TSX before the date of the option grant) or such other minimum exercise price as may be required or permitted by the TSX.

  Options may be exercisable for a term of up to ten years, subject to earlier termination in the event of death or the optionee’s cessation of services to the Company.

  The vesting for each option shall be determined by the Committee at the time that the option is granted, and shall be specified in the option agreement or certificate in respect of the option.

  Options granted to any optionee who is a director, officer, employee or consultant shall expire the earlier of: (a) that date which is 90 days (30 days for optionees engaged in investor relations activities) after the optionee ceases to be in at least one of such categories unless an earlier date is provided for in the optionee’s option agreement or certificate; and (b) the expiry of the option period. The Company may extend the period specified in the aforementioned clause (a) in respect of any option for a specified period up to the expiry of the option period, subject to any applicable regulatory approvals.

  Options are non-transferable and non-assignable, except by will and by the laws of descent and distribution. During the lifetime of an optionee, the option may be exercised only by the optionee.

  In the event of the death of an optionee while in service to the Company or a related entity of the Company, each outstanding option held by the optionee (to the extent then vested and not exercised) shall be exercisable until the earlier of (a) the expiration of one year following such death unless an earlier date is provided for in the option agreement or certificate with respect to the option, and (b) the expiry of the option period, but only by the persons to whom the optionee’s rights under the option shall pass by the optionee’s will or by the laws of descent and distribution.

  If the expiry date of any option would otherwise occur during or within 10 business days following the end of a period in which the trading of the Common Shares is restricted by the policies of the Company (a “Blackout Period”), then the expiry date of such option shall be extended to the date which is the 10th business day following the expiration of the Blackout Period.

  The Committee may, in its discretion but subject to any necessary regulatory approvals, provide for the extension of the exercisability of a stock option, accelerate the vesting or exercisability of any option, eliminate or make less restrictive any restrictions contained in an option, waive any restriction or other provision of the Option Plan or an option or otherwise amend or modify an option in any manner that is either (a) not adverse to the optionee or (b) consented to by such optionee.

  If there is a takeover bid or tender offer made for all or any of the issued and outstanding Common Shares (a “Bid”), then the Committee may, by resolution, permit all outstanding options to become immediately exercisable in order to permit the Common Shares issuable under such options to be tendered to such Bid. If the Bid is not completed within the time specified therein or all of the Common Shares tendered by the optionee pursuant to the Bid are not taken up or paid for by the offeror in respect thereof, the Common Shares received pursuant to such exercise, including any Common Shares that are not taken up and paid for pursuant to the Bid, may be returned by the optionee to the Company, and the Option shall be reinstated as if it had not been exercised.

  In lieu of exercising an option, the Committee may permit an optionee to elect to receive, without payment by the optionee of any additional consideration, Common Shares equal to the value of the option (or the portion thereof being exercised) by surrender of the option to the Company, together with written notice reflecting such “cashless” exercise. In such event, the optionee shall receive that number of Common Shares, disregarding fractions, which, when multiplied by the market price on the date of the cashless exercise, have a total value equal to the product of that number of Common Shares subject to the option times the difference between the market price on the date of the cashless exercise and the option exercise price. For the purpose of cashless exercises of options, the market price of one Common Share as of a particular cashless exercise date is the volume weighted average trading price of one Common Share on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding such date.

  The Board may in its absolute discretion amend the Option Plan without shareholder approval at any time, provided that no such amendment will adversely affect any outstanding options granted thereunder without the optionee’s consent. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Option Plan without shareholder approval:

(a) any amendment pertaining to the vesting provisions of each option;

(b) any amendment to the terms of the Option Plan relating to the effect of termination, cessation of employment, disability or death of an optionee on the right to exercise options;

(c) any amendment as may be necessary or desirable to bring the Option Plan into compliance with securities, corporate or tax laws and the rules and policies of any stock exchange upon which the Common Shares are from time to time listed;

(d) any amendment of a “housekeeping” nature including, but not limited to, amendments of a clerical, grammatical or typographical nature;

(e) any amendment with respect to the administration of the Option Plan;

(f) any amendment to correct any defect, supply any information or reconcile any inconsistency in the Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Option Plan;

(g) any amendment to the termination provisions of the Option Plan or any option, other than an amendment extending the expiry date of such option beyond its original expiry date;

(h) any amendment to the class of eligible persons that may participate under the Option Plan; and

(i) any other amendments, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the rules, regulations and policies of any stock exchange on which the Company’s shares are listed and of all securities commissions or similar securities regulatory authorities having jurisdiction over the Company.

Any amendment to the Option Plan is also subject to any necessary approvals of any stock exchange or regulatory body having jurisdiction over the securities of the Company and, where required for such approvals, the approval of the shareholders of the Company.

As the Option Plan is a “rolling percentage plan”, the TSX requires the Option Plan to be approved every three years by the shareholders of the Company. The Option Plan was last approved by the shareholders of the Company at the 2019 annual general meeting.

The LTIP targets of the NEOs for the year 2020 were pre-established as follows:

NEO	LTIP Target % of base salary
N. Eric Fier – CEO	125%
Anne Yong – CFO	90%
Chris Ritchie – President	100%
Pierre Beaudoin – COO	100%
S. Rosy Fier – VP Exploration Technical Services	80%
Tara Hassan – VP Corporate Development	70%

In February 2021, the Board of directors awarded each NEO options, based on the above table, for achieving targeted 2020 performance measures.

In connection with the performances during 2020, the Board, on the recommendation by the Compensation Committee, granted options in to NEOs as follows:

Position	Number of Options Granted(1)	Exercise Price ($)	Grant Date Fair Value of Options ($)(4)	Expiration Date
N. Eric Fier – CEO	111,000(2)	10.87	500,988	25-Feb-26
Anne Yong – CFO	47,000(2)	10.87	212,130	25-Feb-26
Chris Ritchie – President	72,000(2)	10.87	324,965	25-Feb-26
Pierre Beaudoin – COO	72,000(2)	10.87	324,965	25-Feb-26
S. Rosy Fier – VP, Exploration & Technical Services	43,000(2)	10.87	194,076	25-Feb-26
Tara Hassan – VP, Corporate Development	11,000(2)	10.87	49,647	25-Feb-26
	100,000(3)	12.53	514,941	14-Sep-25

(1) Options vest in 33% increments every year from grant date over a three-year period.

(2) Granted on February 25, 2021 for performance in 2020.

(3) Ms. Hassan was granted stock options pursuant to her employment agreement which commenced on September 14, 2020.

(4) Grant Date Fair Value of Options is based on a Black-Scholes value calculated using the exercise price listed in this table. Additional Black-Scholes weighted average assumptions for these options granted include:

	September 14, 2020	February 25, 2021
Risk free rate	0.36%	0.58%
Volatility estimate	54.01%	54.26%
Expected life	4 years	4 years
Expected forfeiture rate	1%	1%
Dividend rate	Nil	Nil
Per option value	$5.15	$4.51

This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards.

As at December 31, 2020, the Option Plan authorized the issuance of 10% of the then issued and outstanding Common Shares (being a total of 12,932,963 Common Shares as at that date) in connection with options that were outstanding or that may be granted in the future. As at December 31, 2020, based on there being outstanding options to purchase a total of 6,031,500 Common Shares (representing approximately 4.7% of the then outstanding Common Shares), 6,901,463 additional Common Shares (representing approximately 5.3% of the then outstanding Common Shares) were then available for future option grants under the Option Plan.

Annual Burn Rate

The following table sets out the annual burn rate for the Option Plan which is the number of Common Shares granted annually under the Option Plan, expressed as a percentage of the weighted average number of Common Shares outstanding.

	2020		2019		2018
	(#)	(%)	(#)	(%)	(#)	(%)
Option Plan Burn Rate	231,000	0.26%	2,003,750	2.23%	3,487,500	4.92%

Executive Share Ownership Guidelines

Further to the review conducted by GGA on executive compensation practices at the Company, in March 2020, the Board adopted a guideline requiring the CEO, President, COO and CFO of the Company to meet and maintain minimum share ownership requirements as follows:

  CEO – three times the annual base salary
  President, COO and CFO – two times annual base salary

The required holdings may be satisfied through holdings of Common Shares and/or any securities exchangeable or redeemable into Common Shares. The compliance with the executive share ownership guideline will be assessed at the beginning of each year (the determination date). Securities beneficially owned, controlled directly or indirectly will be valued at the higher of their value at the time of acquisition or award and market value based on the closing price of the Company’s shares on the TSX on the determination date.

All of the foregoing executive officers have five years from the effective date of the policy to comply.

The table below outlines the current ownership of each of the four executive officers covered by the guidelines.

Named Executive Officer	Equity Ownership at December 31, 2020		Total Equity At-Risk(1)	Share Ownership Requirement	Meets Share Ownership Guidelines
	Common Shares	Securities Exchangeable/ Redeemable into Common Shares(2)
N. Eric Fier (CEO)	4,010,075	-	$56,902,964	$1,200,000	Yes
Anne Yong (CFO)	102,834	-	$ 1,459,214	$ 490,000	Yes
Chris Ritchie (President)	650,900	-	$ 9,236,271	$ 650,000	Yes
Pierre Beaudoin (COO)	303,950	-	$ 4,313,051	$ 650,000	Yes

(1) Calculated using closing price of $14.19 for the Common Shares on TSX on December 31, 2020.

(2) Stock options granted are not included in measuring share ownership.

Performance Graph

The graph below compares the total cumulative shareholder return for $100 invested in Common Shares of the Company for the Company’s five most recently completed financial years commencing from December 31, 2015 to December 31, 2020, with the cumulative total return of the S&P TSX Composite Index and the VanEck Vectors Junior Gold Miners ETF. The graph also shows the relationship between shareholder value and total compensation for the CEO over the same period, for the purposes of comparing compensation to performance.

When viewing the graph below, note that:

  Total Reported Compensation and Total Realizable Compensation figures for 2015 to 2020 represent compensation for the Company’s CEO.

  Total Reported Compensation for each year represents the aggregate of the total compensation for the CEO as presented in the Summary Compensation Table for each year, inclusive of the grant date fair value of stock option grants.

  By comparison, Total Realizable Compensation (the sum total of salary, short-term incentive paid and the realized/realizable value of stock option grants for each year) represents the compensation realized by the CEO for 2015 (option grant for 2015 was exercised during 2020) as well as the realizable compensation for the CEO for 2016 to 2020, as of December 31, 2020.

  As shown in the chart below, the Realizable Compensation for the Company’s CEO has generally moved in alignment with Shareholder returns over the past five years, given the significant value created for shareholders (+8,868.75%).

Total Shareholder Return vs. CEO Compensation
$10,000.00
$9,000.00
$8,000.00
$7,000.00
$6,000.00
$5,000.00
$4,000.00
$3,000.00
$2,000.00
$1,000.00
$-
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0

	2015	2016	2017	2018	2019	2020
Total Reported Compensation	$49,000	$610,944	$437,436	$1,197,112	$1,510,141	$1,271,608
Total Realizable Compensation	$5,146,900	$4,261,500	$2,394,250	$5,312,500	$2,066,250	$1,139,140
SilverCrest Metals	$100.00	$1,475.00	$1,118.75	$2,493.75	$5,481.25	$8,868.75
S&P/TSX Composite Index	$100.00	$121.08	$132.08	$120.34	$147.83	$156.11
VanEck Vectors Junior Gold Miners ETF	$100.00	$173.39	$187.66	$166.97	$234.50	$305.75

A significant portion of the NEO’s total compensation has been tied to equity-based awards (stock options) which are and considered at risk and long-term performance based. Total compensation has been designed by the Board to ensure alignment with Shareholder values and to award the achievement of short and long term company objectives. Given the significant value created for shareholders, similar to the CEO, NEO compensation has also moved in alignment with shareholder returns.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers in respect of the Company’s financial years ended December 31, 2020, 2019 and 2018.

Name and Principal Position	Year	Salary(1) ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans(3)	Long-term incentive plans
N. Eric Fier CEO	2020	400,000	Nil	500,988	370,620	Nil	Nil	(4)	1,271,608
	2019	325,000	Nil	935,141	250,000	Nil	Nil	(4)	1,510,141
	2018	252,500	Nil	765,862	178,750	Nil	Nil	(4)	1,197,112
Anne Yong CFO	2020	209,125	Nil	212,130	118,142	Nil	Nil	(4)	539,397
	2019	135,941	Nil	561,085	100,000	Nil	Nil	(4)	797,026
	2018	80,052	Nil	400,721	72,500	Nil	Nil	(4)	553,273
Chris Ritchie President	2020	325,000	Nil	324,965	256,791	Nil	Nil	(4)	906,756
	2019	275,000	Nil	748,113	190,000	Nil	Nil	(4)	1,213,113
	2018	250,000	Nil	1,088,370	162,500	Nil	Nil	(4)	1,500,870
Pierre Beaudoin(5) COO	2020	325,000	Nil	324,965	245,359	Nil	Nil	(4)	895,324
	2019	275,000	Nil	748,113	170,000	Nil	Nil	(4)	1,193,113
	2018	42,971	Nil	1,039,675	Nil	Nil	Nil	(4)	1,082,646
S. Rosy Fier, VP Exploration & Technical Services	2020	236,250	Nil	194,076	128,931	Nil	Nil	(4)	559,257
	2019	158,000	Nil	561,085	110,000	Nil	Nil	(4)	829,085
	2018	145,000	Nil	400,721	94,250	Nil	Nil	(4)	639,971
Tara Hassan(6) VP, Corporate Development	2020	67,343	Nil	564,589	27,768	Nil	Nil	(4)	659,699

(1) Amounts under this column were paid as remuneration pursuant to an NEO’s employment agreement or as a consulting fee to the NEO’s management company. No compensation amounts received by Mr. Fier’s management company relate to his director role. For 2018, prior to Mr. Beaudoin’s appointment as COO on November 13, 2018, he received $5,435 for his director role.

(2) Options granted to NEO in February 2021 were based on 2020 performance, and therefore reported under year 2020. The grant date fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

	2018	2019	2020	2021
Exercise price	$2.20	$8.23	$12.53	$10.87
Risk free rate	1.68%	1.42%	0.36%	0.58%
Volatility estimate	75.66%	58.82%	54.01%	54.26%
Expected life	5 years	4 years	4 years	4 years
Expected forfeiture rate	1%	1%	1%	1%
Dividend rate	Nil	Nil	Nil	Nil
Per option value	$1.48	$3.78	$5.15	$4.51

This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards.

(3) Amounts under this column were paid as a performance bonus to each NEO or the NEO’s management company.

(4) The aggregate amount of perquisites and other personal benefits, securities or property paid to each NEO or to the NEO’s management company did not exceed the lesser of $50,000 and 10% of each NEO’s salary or NEO’s management company’s consulting fee for the financial year.

(5) Mr. Beaudoin served as a director of the Company from May 31, 2018 to December 10, 2018, and was appointed COO effective November 13, 2018.

(6) Ms. Hassan was appointed VP, Corporate Development on September 14, 2020.

Employment and Consulting Agreements/ Termination and Change of Control Benefits

The Company has entered into an employment or consulting agreement with each of its NEOs or the NEO’s management company that include termination and change of control provisions.

Eric Fier (through Maverick Mining Consultants Inc.)

The Company has a management consulting agreement effective October 1, 2015(the “Maverick Agreement”), with Maverick Mining Consultants Inc. (“Maverick”), a company wholly-owned by N. Eric Fier, whereby the Company retained Maverick to provide executive, managerial and consulting services to the Company and, in particular, to provide the services of Mr. Fier as an executive officer of the Company. In consideration for the services provided under the Maverick Agreement, the Company agreed to pay consulting fees(as recommended by the Compensation Committee)plus applicable taxes, payable in equal monthly instalments, subject to increases as the Board in its discretion may determine from time to time. The Maverick Agreement is automatically renewable for consecutive one-year terms.

Maverick can terminate the Maverick Agreement by giving three months’ written notice to the Company. The Company may terminate the Maverick Agreement with immediate effect upon written notice to Maverick:

(a) in the event of a material breach by Maverick of any of Maverick’s obligations; or

(b)  for any reason other than a material breach by Maverick, provided that the Company shall pay to Maverick a termination payment equal to one and one-half (1.5) times of both the then applicable base rate per annum payable to Maverick and any bonus paid or payable to Maverick by the Company in respect of the Company’s most recently completed financial year.

If the Company undergoes a change of control (as defined in the Maverick Agreement) and either (a)within six months after the date of the change of control, the Company delivers written notice to Maverick terminating the Maverick Agreement, or (b)within three months following the date of change of control, Maverick terminates the Maverick Agreement, then the Company shall pay to Maverick a change of control payment equal to two times of both the then applicable base rate per annum payable to Maverick and any bonus paid or payable to Maverick by the Company in the respect of the Company’s most recently completed financial year.

Employment Agreements with Other NEOs

The Company also has entered into an employment agreement (each a “Senior Executive Agreement”)with each of its other NEOs(Anne Yong, Chris Ritchie, Pierre Beaudoin, S. Rosy Fier ,and Tara Hassan)with an indefinite term and provisions (as recommended by the Compensation Committee)regarding base salary, short--term incentives, paid vacation time, eligibility for benefits and security-based compensation, and confidentiality provisions of indefinite application. Under the terms of each Senior Executive Agreement, the Company may terminate the NEO’s employment for cause (as defined in the Senior Executive Agreement) or without cause.  The NEO may terminate the Senior Executive Agreement by giving three months’ written notice to the Company.

If the NEO is terminated without cause, or in the event that the NEO leaves the Company within six months of a change of city from which the Company operates, then the Company shall pay the NEO an amount equal to the aggregate of the following:

(i) in the case of Mr. Ritchie and Mr. Beaudoin, 12monthsof the then annual base salary plus one month per each year of service up to a maximum of18months in the aggregate and, in the case of Ms. Yong, Ms. Fier and Ms .Hassan, six months of the then annual base salary plus one month per each year of service up to a maximum of 12months in the aggregate;

(ii) the pro rata amount of the previous financial year’s annual bonus; and

(iii) the cash equivalent of the Senior Executive’s accrued vacation pay.

In the event of termination of the Senior Executive’s employment within six months of a change in control (as defined in the Senior Executive Agreement) of the Company (or within three months following the date of change of control by a “hostile party" without the support of the majority of the Board, Mr. Beaudoin terminates the Senior Executive Agreement), the Senior Executive is entitled to receive an amount equal to the aggregate of the following:

(i) in the case of Mr. Ritchie and Mr. Beaudoin, 18 months of the then annual base salary and, in the case of Ms. Yong, Ms. Fier and Ms. Hassan, 12 months of the then annual base salary plus one month per year of service up to a maximum of 18 months in the aggregate;

(ii) the cash equivalent of the NEO’s accrued vacation pay;

(iii) pro rata amount of the then current year’s cash bonus (to be determined by the Compensation Committee based on specific target criteria for the current year as agreed to by management and the compensation committee); and

(iv) the cash equivalent of one month’s vacation pay.

The Senior Executive Agreement also contains non-competition and non-solicitation clauses effective during the term of employment and effective two years and 12 months, respectively, following the termination of the Senior Executive Agreement.

Summary of Termination Payments

The table below summarizes the estimated incremental payments related to termination scenarios under the Maverick Agreement and each Senior Executive Agreement assuming the events occurred on December 31, 2020.

Termination without Cause
Name	Base Salary ($)	Annual Incentive ($)	Other ($)	Total ($)
N. Eric Fier (Maverick)	600,000	555,930	-	1,155,930
Anne Yong	224,583	118,142	-	342,725
Christopher Ritchie	325,000	256,791	-	581,791
Pierre Beaudoin	325,000	245,359	-	570,359
Stephany Fier	224,583	128,931	-	353,514
Tara Hassan	112,500	27,768	-	140,268

Change of Control
Name	Base Salary ($)	Annual Incentive ($)	Other ($)	Total ($)
N. Eric Fier (Maverick)	800,000	741,240	-	1,541,240
Anne Yong	347,083	118,142	20,417	485,642
Christopher Ritchie	487,500	256,791	27,083	771,374
Pierre Beaudoin	487,500	245,359	27,083	759,942
Stephany Fier	347,083	128,931	20,417	496,431
Tara Hassan	225,000	27,768	18,750	271,518

Upon Change of Control, unvested options do not vest automatically; however, the Board will make commercially reasonable efforts to cause all unvested options as at the effective date of the Change of Control to vest immediately prior to time of the Change of Control.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth all option-based awards and share-based awards outstanding at the end of or in respect of the financial year ended December 31, 2020 with respect to the Named Executive Officers.

Name		Option-based Awards			Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiry date	Value of unexercised in- the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
N. Eric Fier	350,000(2)	2.30	9-Dec-21	4,161,500	N/A	N/A	N/A
	175,000(2)	1.88	4-Aug-22	2,154,250
	175,000(2)	1.94	4-Jan-23	2,143,750
	250,000(2)	3.24	14-Dec-23	2,737,500
	125,000(2)	8.21	04-Sep-24	747,500
	125,000(3)	8.24	19-Dec-24	743,750
	111,000(5)	10.87	25-Feb-26	368,520
Anne Yong	100,000(2)	2.30	9-Dec-21	1,189,000	N/A	N/A	N/A
	100,000(2)	1.94	4-Jan-23	1,225,000
	125,000(2)	3.24	14-Dec-23	1,368,750
	75,000(2)	8.21	04-Sep-24	448,500
	75,000(3)	8.24	19-Dec-24	446,250
	47,000(5)	10.87	25-Feb-26	156,040
Chris Ritchie	350,000(2)	1.84	2-Jan-23	4,322,500	N/A	N/A	N/A
	200,000(2)	3.24	14-Dec-23	2,190,000
	100,000(2)	8.21	04-Sep-24	598,000
	100,000(3)	8.24	19-Dec-24	595,000
	72,000(5)	10.87	25-Feb-26	239,040
Pierre Beaudoin	200,000(2)	3.30	13-Nov-23	2,178,000	N/A	N/A	N/A
	200,000(2)	3.24	14-Dec-23	2,190,000
	100,000(2)	8.21	04-Sep-24	598,000
	100,000(3)	8.24	19-Dec-24	595,000
	72,000(5)	10.87	25-Feb-26	239,040

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiry date	Value of unexercised in- the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
S. Rosy Fier	100,000(2)	2.30	9-Dec-21	1,189,000	N/A	N/A	N/A
	100,000(2)	1.88	4-Aug-22	1,231,000
	100,000(2)	1.94	4-Jan-23	1,225,000
	125,000(2)	3.24	14-Dec-23	1,368,750
	75,000(2)	8.21	4-Sep-24	448,500
	75,000(3)	8.24	19-Dec-24	446,250
	43,000(5)	10.87	25-Feb-26	142,760
Tara Hassan	100,000(4)	12.53	14-Sep-25	166,000	N/A	N/A	N/A
	11,000(5)	10.87	25-Feb-26	36,520

(1) Represents the difference between the market value of the Common Shares underlying the options on December 31, 2020 (based on $14.19 closing price of the Common Shares on the TSX on that date).

(2) As at December 31, 2020, these stock options were fully vested.

(3) As at December 31, 2020, 33% of these stock options had vested, and an additional 33% would vest on each of December 19, 2021, and December 19, 2022.

(4) Ms. Hassan joined the Company in September 2020, These stock options were granted pursuant to Ms. Hassan’s executive employment agreement. As at December 31, 2020, none of these stock options had vested, and 33% vest on September 14, 2021, September 14, 2022, and September 14, 2023.

(5) Options granted on February 25, 2021 and 33% vest on each of February 25, 2022, February 25, 2023 and February 25, 2024.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value of option-based awards and share-based awards which vested during 2020, and the value of non-equity incentive plan compensation (i.e. performance bonuses) earned during 2020 with respect to the Named Executive Officers.

Named Executive Officer	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
N. Eric Fier	476,042	N/A	370,620
Anne Yong	285,625	N/A	118,142
Chris Ritchie	380,833	N/A	256,791
Pierre Beaudoin	380,833	N/A	245,359
S. Rosy Fier	285,625	N/A	128,931
Tara Hassan	-	N/A	27,768

(1) Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX on the vesting date less the exercise price of the options.

Incentive plan awards – value exercised during the year

Named Executive Officer	Number of Options Exercised	Exercise Price	Share Price on Exercise Date	Value realized
N. Eric Fier	425,000	$ 0.16	$ 12.24	$ 5,131,900
Anne Yong	125,000	$ 0.16	$ 8.25	$ 1,011,250
	100,000	$ 1.88	$ 10.00	$ 811,600
Chris Ritchie	150,000	$ 1.84	$ 12.53	$ 1,603,500
Pierre Beaudoin	100,000	$ 2.69	$ 8.76	$ 607,000
	100,000	$ 3.24	$ 12.06	$ 882,000
S. Rosy Fier	150,000	$ 0.16	$ 11.34	$ 1,677,000
Tara Hassan	-	-	-	-

Pension Plan Benefits

The Company does not have a pension plan or deferred compensation plan.

Director Compensation

Prior to 2019, the Non-Employee Directors of the Company were primarily compensated by way of stock options and directors’ fees. In 2020, cash settled deferred share units (“DSUs”), as described below, were granted to Non-Employee Directors.

Deferred Share Unit Plan

In December 2019, the Board adopted the DSU Plan. If the Company obtains the necessary shareholder and regulatory approvals for its proposed new SU Plan, the Company will not be granting any further Old DSUs under the DSU Plan. See “Details of Matters to be Acted Upon at the Meeting - Adoption of Equity Share Unit Plan”. The objectives of the DSU Plan have been to promote a greater alignment of interests between Non-Employee Directors and the shareholders of the Company and to provide a compensation system for Non-Employee Directors that, together with any other compensation mechanism of the Company, reflects the responsibility, commitment and risk accompanying Board membership.

While the DSU Plan is in effect, the Board may, at its complete discretion, award such number of Old DSUs to an eligible Non-Employee Director as the Board deems advisable to provide the Non-Employee Director with appropriate equity- based compensation for the services the Non-Employee Director renders to the Company.

The Board shall determine the date on which such Old DSUs may be granted and the date as of which such Old DSUs shall be credited to a Non-Employee Director’s account. The Board may also determine, in its sole discretion, in connection with each grant of Old DSUs such other terms and conditions of the Old DSUs covered by any grant. The award of Old DSUs to a Non-Employee Director shall be evidence by a written agreement between the Company and the Non-Employee Director. Unless otherwise determined by the Board, Old DSUs vest immediately and a Non-Employee Director’s entitlement to payment of such Old DSUs is not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

Each Old DSU granted entitles the recipient to receive cash equal to the current market value of the equivalent number of Common Shares. All Old DSUs granted vest immediately and become payable upon the earliest of (i) the date of voluntary resignation or retirement of the Non-Employee Director of the Board; (ii) the date of death of the Non-Employee Director; and (iii) the date of removal of the Non-Employee Director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise, and on which date the Non-Employee Director is not an employee or director of the Company or any of its affiliates.

In the event that an Old DSU holder’s termination date is concurrent with, or within six months following a change of control, the Old DSU holder shall receive a payment in cash of an aggregate amount equal to the greater of (a) the amount payable equal to the current market value of the equivalent number of Common Shares and (b) the product of (i) the price attributed to the shares in connection with the transaction resulting in the change of control (or the fair market value of a share at the time of such transaction as determined by the Board in good faith if no share price was in fact established for purposes of such transaction) multiplied by (ii) the number of Old DSUs being settled.

Retainer Fees

Further to the recommendation of the Compensation Committee, for the year ended December 31, 2020, standard compensation arrangements for the Non-Employee Directors of the Company were based on the following and payable in cash on a quarterly basis:

Director Compensation
Independent Board Member	$35,000	Annual Retainer
Additional Retainer for Chairman of the Board	$15,000	Annual Retainer
Additional Retainer for Chairman of the Audit Committee	$10,000	Annual Retainer
Additional Retainer for Chairman of the Compensation Committee	$7,500	Annual Retainer
Additional Retainer for Chairman of the Corporate Governance and Nominating Committee or Chairman of the Safety, Environmental and Social Sustainability Committee	$6,000	Annual Retainer

Director Share Ownership Guidelines

In March 2020, in support of the Company’s goal of aligning directors and shareholder interests, the Board has adopted a director share ownership guideline. The director share ownership guideline is to maintain the amount at three times the annual Independent Board Member retainer. The required holdings may be satisfied through holdings of Common Shares or outstanding Old DSUs (or, when available, DSUs) and each director is required to meet the guideline within the later of five years from the effective date of the director share ownership guideline or of being elected. The compliance with the director share ownership guideline will be assessed at the beginning of each year (the determination date). Securities beneficially owned, controlled directly or indirectly will be valued at the higher of their value at the time of acquisition or award and their market value based on the closing price of the Company’s shares on the TSX on the determination date.

The following tables below outline the current ownership of each of the directors covered by the guidelines as of December 31, 2020 and April 29, 2021.

Name	Equity Ownership at (December 31, 2020)		Total Equity At-Risk(1)	Share Ownership Requirement	Meets Share Ownership Guidelines
	Common Shares	Old DSUs
Laura Diaz	-	6,000	$ 85,140	$ 105,000	N/A(2)
Ross Glanville	15,859	5,000	$ 295,989	$ 105,000	Yes
Ani Markova	9,400	5,000	$ 204,336	$ 105,000	Yes
Hannes Portmann	29,600	5,000	$ 490,974	$ 105,000	Yes
Graham Thody	343,571	7,500	$ 4,981,697	$ 105,000	Yes
John Wright	289,000	5,000	$ 4,171,860	$ 105,000	Yes

(1) Calculated using closing price of $14.19 for the Common Shares on TSX on December 31, 2020.

(2) Ms. Diaz was appointed to the Board of Directors on November 11, 2020 and therefore has three years to meet the share ownership guidelines.

Name	Equity Ownership at (April 29, 2021)		Total Equity At-Risk(1)	Share Ownership Requirement	Meets Share Ownership Guidelines
	Common Shares	Old DSUs
Laura Diaz	-	15,000	$161,550	$ 105,000	Yes
Ross Glanville	15,859	14,000	$321,581	$ 105,000	Yes
Ani Markova	9,400	14,000	$252,018	$ 105,000	Yes
Hannes Portmann	29,600	14,000	$469,572	$ 105,000	Yes
Graham Thody	343,571	19,500	$3,910,275	$ 105,000	Yes
John Wright	289,000	14,000	$3,263,310	$ 105,000	Yes

(1) Calculated using closing price of $10.77 for the Common Shares on TSX on April 29, 2021.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are Named Executive Officers) during the financial year ended December 31, 2020. For directors who are Named Executive Officers, see “Summary Compensation Table” above.

Name	Annual Cash Retainer ($)	Share- based awards(3) ($)	Option- based awards(4) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total compensation ($)
Laura Diaz(1)	4,890	172,890	128,626	Nil	N/A	Nil	306,407
Ross Glanville	38,438	97,830	-	Nil	N/A	Nil	136,268
Ani Markova(2)	38,250	97,830	-	Nil	N/A	Nil	136,080
Hannes Portmann(2)	41,813	97,830	-	Nil	N/A	Nil	139,643
Graham Thody	60,000	130,440	-	Nil	N/A	Nil	190,440
John Wright	41,000	97,830	-	Nil	N/A	Nil	138,830

(1) Ms. Diaz became a director of the Company on November 11, 2020 and was granted 6,000 Old DSUs and 25,000 options.

(2) On June 15, 2020, Ms. Markova became chair of the Safety, Environmental and Social Sustainability Committee and Mr. Portmann became chair of the Compensation Committee.

(3) Amounts represent the grant date fair value of Old DSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares. The accounting fair value is based on the total number of the Old DSUs granted times the December 31, 2020 market price of the Common Shares (based on the $14.19 closing price of the Common Shares on the TSX on that date).

(4) The grant date fair value of each option granted is estimated on the date of grant using the Black‑Scholes option pricing model, with the following weighted average assumptions: exercise price of $12.63; risk free rate of return of 0.48%; volatility estimate of 54.26%; expected life (years) of 4; dividend rate of nil; per option value of $5.15. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards.

Outstanding share-based awards and option-based awards

The following table sets forth all option-based awards and share-based awards outstanding at the end of or in respect of the financial year ended December 31, 2020 with respect to the directors who are not Named Executive Officers.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiry date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)(5)	Market or payout value of share- based awards that have not vested ($)(6)	Market or payout value of vested share-based awards not paid out or distributed ($)(7)
Laura Diaz	25,000(4)	12.63	11-Nov-25	39,000	9,000	127,710	85,140
Ross O. Glanville	100,000(2)	2.30	9-Dec-21	1,189,000	9,000	127,710	70,950
	50,000(2)	1.88	4-Aug-22	615,500
	50,000(2)	1.94	4-Jan-23	612,500
	75,000(2)	3.24	14-Dec-23	821,250
	37,500(2)	8.21	4-Sep-24	224,250
Ani Markova	100,000(2)	4.54	30-May-24	965,000	9,000	127,710	70,950
	6,250(2)	8.21	4-Sep-24	37,375
	31,250(3)	8.24	19-Dec-24	185,938
Hannes P. Portmann	100,000(2)	3.41	11-Nov-23	1,078,000	9,000	127,710	70,950
	37,500(2)	3.24	14-Dec-23	410,625
	37,500(2)	8.21	4-Sep-24	224,250
Graham C. Thody	75,000(2)	1.88	4-Aug-22	923,250	12,000	170,280	106,425
	75,000(2)	1.94	4-Jan-23	918,750
	100,000(2)	3.24	14-Dec-23	1,095,000
	50,000(2)	8.21	4-Sep-24	299,000
John H. Wright	100,000(2)	2.55	3-Jan-22	1,164,000	9,000	127,710	70,950
	50,000(2)	1.88	4-Aug-22	615,500
	50,000(2)	1.94	4-Jan-23	612,500
	75,000(2)	3.24	14-Dec-23	821,250
	37,500(2)	8.21	4-Sep-24	224,250

(1) Represents the difference between the market value of the Common Shares underlying the options on December 31, 2020 (based on $14.19 closing price of the Common Shares on the TSX on that date).

(2) As at December 31, 2020, these stock options were fully vested.

(3) As at December 31, 2020, 33% of these stock options had vested, and 33% vest on each of December 19, 2021, and December 19, 2022.

(4) As at December 31, 2020, nil% had vested, and 33% vest on each of November 11, 2021, November 11, 2022 and November 11, 2023.

(5) The number of Old DSUs awarded in February 2021 was in relation to fiscal 2020; therefore considered “unvested” as of December 31, 2020.

(6) The amounts represent the value of Old DSUs using the closing price of the Common Shares on the TSX on December 31, 2020. These Old DSUs were granted and fully vested in February 2021.

(7) The amounts represent the value of outstanding Old DSUs as of December 31, 2020, which were fully vested upon granting. The Old DSUs are valued using the closing price of the Common Shares on the TSX on December 31, 2020.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value of option-based awards and share-based awards which vested during the year ended December 31, 2020, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2020, with respect to the directors who are not Named Executive Officers.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2)(3) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Laura Diaz	-	85,140	Nil
Ross O. Glanville	92,188	-	Nil
Ani Markova	353,303	-	Nil
Hannes P. Portmann	92,188	-	Nil
Graham C. Thody	122,917	-	Nil
John H. Wright	92,188	-	Nil

(1) Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX on the vesting date less the exercise price of the options.

(2) Old DSUs are valued at the aggregate dollar value that would have been realized if the Director had retired at December 31, 2020.

(3) The Company granted Old DSUs to Directors in February 2021 related to fiscal 2020. Old DSUs awarded in February 2021 therefore have been excluded.

SECURITIES AUTHORIZED FOR ISSUANCE

UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company’s equity compensation plans under which Common Shares are authorized for issuance as at December 31, 2020.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	6,031,500	$4.55	6,901,463(1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	6,031,500		6,901,463

____________________

(1) Based on the total number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Option Plan, being 10% of the issued and outstanding Common Shares from time to time (being 129,329,631 Common Shares as at December 31, 2020).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, except for as disclosed below, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

AGGREGATE INDEBTEDNESS ($)
Purpose	To the Company or its Subsidiaries	To Another Entity
Share purchases	Nil	Nil
Other	54,591	Nil

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER OTHER PROGRAMS
Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During 2020 ($)	Amount Outstanding as at March 31, 2021 ($)	Financially Assisted Securities Purchases During (#)	Security for Indebtedness	Amount Forgiven During 2020 ($)
Pierre Beaudoin(1)	Company	54,333	54,591	Nil	N/A	N/A

(1) In January, 2019, the Company completed a private placement with Mr. Beaudoin whereby the Common Shares were priced at a discount to the market price of the Common Shares on the day of the issuance. The discount represented a taxable benefit to Mr. Beaudoin and the Company remitted income taxes of $52,290. As a result, the Company recorded a loan receivable of $52,290 from Mr. Beaudoin which bears interest at 2% per annum. As at March 31, 2021, this amount was unpaid and the total loan receivable is equal to $54,591.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2020, or in any proposed transaction which has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company directly or through their respective management consulting companies.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information relating to the Company is provided in the Company’s financial statements and management’s discussion and analysis for the year ended December 31, 2020, which are available on SEDAR and may also be obtained by sending a written request to the Chief Executive Officer of the Company at the Company’s head office located at Suite 501, 570 Granville Street, Vancouver, British Columbia V6C 3P1.

The Board will give appropriate attention to all proper written communications that are submitted by shareholders of the Company. Any shareholder wishing to send communications to the Board, or a specific committee of the Board, should send such communication to the attention of the Chair, Board of Directors at auditcommitteechair@silvercrestmetals.com.

DATED as of the 29th day of April, 2021.

BY ORDER OF THE BOARD

“N. Eric Fier”

N. ERIC FIER

Chief Executive Officer

APPENDIX A

SILVERCREST METALS INC.

(the “Company”)

EQUITY SHARE UNIT PLAN

(as approved by the Board of Directors to be effective April 26, 2021,

subject to applicable regulatory and shareholder approvals)

1. PURPOSE

The purpose of this Plan is to attract, retain and reward those Eligible Persons who are expected to contribute significantly to the success of the Company, to incentivize such individuals to perform at the highest level, to strengthen the mutuality of interests between such individuals and the Company’s shareholders and, in general, to further the best interests of the Company.

2. DEFINITIONS AND INTERPRETATION

2.1 Definitions

In this Plan, except as otherwise expressly provided or unless the context otherwise requires, capitalized words and terms will have the following meanings:

(a) “Applicable Withholding Taxes” means any and all taxes and other source deductions or other amounts which the Company may be required by law to withhold in connection with the grant, vesting, exercise or settlement of any Award, hereunder;

(b) “Alternative Award” has the meaning set out in section 12.2(a);

(c) “Award” means any award of Share Units or Deferred Share Units granted under this Plan;

(d) “Award Agreement” means any written agreement, contract or other instrument or document evidencing the terms and conditions on which an Award has been granted under this Plan;

(e) “Blackout Period” means, with respect to any Participant, the period of time when, pursuant to any policies or determinations of the Company, securities of the Company may not be traded by such Participant;

(f) “Board” means the board of directors of the Company; provided, however, that if the board of directors delegates or appoints a committee of the Company to perform some or all of the Board’s administrative functions under this Plan, references in this Plan to the “Board” will be deemed to also refer to that committee in connection with matters to be performed by that committee;

(g) “Business Day” means a day on which banks are open for business in Vancouver, British Columbia, but does not include a Saturday, Sunday or statutory holiday in the Province of British Columbia;

(h) “Cause” means, with respect to a particular Employee:

(i) any breach of any written agreement between the Company and the Employee;

(ii) any failure by the Employee to perform assigned job responsibilities in a competent and diligent manner that continues unremedied for a period of 30 days after written notice by the Company to the Employee, and the Employee shall only be entitled to such notice once per calendar year;

(iii) the Employee’s commission of a criminal act, felony or misdemeanor or failure to contest prosecution for a criminal act, felony or misdemeanor;

(iv) the Company’s reasonable belief that the Employee engaged in a violation of any statute, rule or regulation, any of which, in the judgment of the Company, is harmful to the Company’s business or reputation; or

(v) the Company’s reasonable belief that the Employee engaged in unethical practices, dishonesty or disloyalty.

(i) “Change in Control” means:

(i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated Person,

(ii) an amalgamation, arrangement, merger, reorganization or other business combination pursuant to which the holders of the Company’s outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction,

(iii) the sale of all of the Shares to an unrelated Person, or

(iv) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert (other than the Company or a Person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership of securities possessing more than 50% of the total combined voting power of the Company’s outstanding securities pursuant to a takeover bid or tender offer made directly to the Company’s securityholders;

(j) “CIC Date” has the meaning set out in section 12.2(b);

(k) “Code” means the United States Internal Revenue Code of 1986, as amended;

(l) “Company” means SilverCrest Metals Inc., and includes its affiliated entities, if the context so requires, and any successor company thereto;

(m) “Consultant” means a person, other than an Employee, Executive Officer or Director of the Company or of a subsidiary of the Company, that:

(i) is engaged to provide services to the Company or a subsidiary of the Company, other than services provided in relation to a distribution of securities;

(ii) provides the services under a written contract with the Company or a subsidiary of the Company;

(iii) spends or will spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary of the Company; and

(iv) has a relationship with the Company or a subsidiary of the Company that enables the person to be knowledgeable about the business and affairs of the Company or a subsidiary of the Company,

and includes:

(v) for an individual Consultant, a corporation of which the individual Consultant is an employee or shareholder, and a partnership of which the individual Consultant is an employee or partner; and

(vi) for a consultant that is not an individual, an employee, executive officer or director of the Consultant, provided that the individual employee, executive officer or director spends or will spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary of the Company;

(n) “Date of Grant” means, for any Award, the date specified by the Board at the time it grants the Award or, if no such date is specified, the actual date upon which the Award was granted;

(o) “Deferred Fees” has the meaning set out in section 9.11(a);

(p) “Deferred Share Unit” means a share unit for which payment is subject to the Participant’s Termination;

(q) “Director” means a member of the Board;

(r) “Disability” means, unless otherwise defined in the Participant’s employment agreement, any incapacity or inability by the Participant, including any physical or mental incapacity, disease or affliction of the Participant as determined by a qualified medical practitioner or by a court, which has prevented the Participant from performing the essential duties of the Participant (taking into account reasonable accommodation by the Company) for a continuous period of 180 days or for any cumulative period of 365 days in any 18 consecutive months period;

(s) “Election Notice” has the meaning set out in section 9.11(c);

(t) “Eligible Person” means an Employee, an Executive Officer or Consultant and, for the purposes of the Deferred Share Units component of this Plan only, includes a Non-Employee Director, each as determined by the Board in its absolute discretion;

(u) “Employee” means:

(i) an individual who is considered an employee of the Company or its subsidiary under the Income Tax Act (Canada) (and for whom income tax, employment insurance and CPP deductions must be made at source);

(ii) an individual who works full-time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii) an individual who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source;

(v) “Exchanges” means the TSX and NYSE American, collectively;

(w) “Executive Officer” means an individual who is (a) a chair or vice-chair of the Company (unless such individual acts in either position on a part-time or non-executive basis), (b) president of the Company or of a subsidiary of the Company, (c) a vice-president in charge of a principal business unit, division or function of the Company or of a subsidiary of the Company, including sales, finance or production, or (d) performing a policy-making function in respect of the Company or a subsidiary of the Company;

(x) “Insider” means an “insider” as defined by the TSX Company Manual, as amended from time to time;

(y) “Market Price” means, with respect to any particular date, the volume weighted average trading price for the Shares on TSX (or on NYSE American if the Shares are not listed and posted for trading on TSX) on the five Trading Days immediately preceding the date. If the Shares are not listed and posted for trading on any stock exchange, the

Market Price shall be the fair market value of the Shares as determined by the Board in its sole discretion, acting reasonably and in good faith;

(z) “Material Information” means any information relating to the business and affairs of the Company that results in or would reasonably be expected to result in a significant change in the market price or value of any of the Company’s listed securities;

(aa) “Non-Employee Director” means a Director who, at the relevant time, is not: (i) an Employee of the Company; (ii) an Executive Officer of the Company, or (iii) a Consultant to the Company.

(bb) “NYSE American” means NYSE American LLC or, if the Shares are not then listed and posted for trading on NYSE American, any reference to NYSE American herein should be interpreted as referring to such stock exchange or trading market in the United States on which the Shares are listed and posted for trading or quoted as may be selected for such purpose by the Board;

(cc) “Participant” means an Eligible Person designated to be granted an Award under this Plan;

(dd) “Person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

(ee) “Plan” means this Equity Share Unit Plan, as the same may from time to time be supplemented or amended;

(ff) “Redemption Date” has the meaning set out in section 9.5;

(gg) “Redemption Notice” has the meaning set out in section 9.5;

(hh) “Resignation for Good Reason” means, in the context of a Change in Control, the resignation of a Participant following the occurrence of any of the following condition(s), without the prior written consent of the Participant, which condition(s) remain in effect for more than 30 days after written notification by the Participant to the Company (such notification to be made within a period not to exceed 90 days from the initial existence of the condition):

(i) a material diminution in the Participant’s duties, or responsibilities, or assignment to the Participant of duties not commensurate with the Participant’s position;

(ii) a reduction in the salary (other than pursuant to an across-the-board reduction applicable to all similarly situated Participants);

(iii) any requirement by or directive from the Company or any of its affiliates that the Participant relocate the Participant’s principal residence; or

(iv) if applicable, any other material breach of a provision of an employment agreement by the Company;

(ii) “Retainer Fees” means the cash award portion of a Director’s annual fees payable in respect of serving as a Director, including the annual Board retainer fees, annual Board committee retainer fees, meeting attendance fees, and supplemental fees for serving as chair of the Board or a Board committee;

(jj) “Retirement” means retirement from active service with the Company in accordance with the Company’s policies in place from time to time, or, for the purposes of this Plan, with the consent of the relevant Executive Officer, as may be designated by the Board, upon the completion of such years of service as the Board may specify and in the case of a Consultant, retirement shall mean the end of term of service, as per the applicable consulting agreement;

(kk) “Separation from Service” means a separation from service under Section 409A of the Code;

(ll) “Share Unit” means any share unit, including a restricted share unit and performance share unit (but excluding a Deferred Share Unit) granted under section 6 of this Plan;

(mm) “Shares” means common shares in the capital of the Company;

(nn) “Terminated Deferred Remuneration” has the meaning set out in section 9.11(d);

(oo) “Termination” means the termination of the office or employ of a Participant with the Company, including the termination of Board assignment, termination of employment, death, Disability, a dismissal or Retirement, provided that, for U.S. Taxpayers, Termination means the Participant’s Separation from Service;

(pp) “Termination Date” means the date on which a Termination occurs;

(qq) “Termination Notice” has the meaning set out in section 9.11(d);

(rr) “Trading Day” means any date on which TSX or NYSE American, as the case may be, is open for the trading of Shares and on which Shares are actually traded;

(ss) “TSX” means the Toronto Stock Exchange or, if the Shares are not then listed and posted for trading on TSX, any reference to TSX herein should be interpreted as referring to such stock exchange in Canada on which the Shares are listed and posted for trading as may be selected for such purpose by the Board;

(a) “United States” means “United States” as defined under Regulation S of the U.S. Securities Act;

(b) “U.S. Person” means a “U.S. person” as defined under Regulation S of the U.S. Securities Act;

(c) “U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(d) "U.S. Taxpayer” means a Participant whose Awards under the Plan are subject to income tax under the Code;

(e) “Vesting Date” with respect to Awards of U.S Taxpayers means the date upon which the Award is no longer subject to a substantial risk of forfeiture, whether that occurs by virtue of the satisfaction of vesting conditions set forth in the Plan or Award Agreement, by virtue of the acceleration of vesting pursuant to the terms of the Plan, Award Agreement or other written agreement, or by virtue of the Board’s exercise of discretion to waive vesting conditions or deem them to be satisfied; and

(tt) “Vested Share Unit” has the meaning ascribed thereto in section 7.1.

2.2 Certain Rules of Interpretation

In this Plan, unless the context otherwise requires:

(a) words importing the singular include the plural and vice versa and words importing any gender include any other gender;

(b) the term “including” means “including without limiting the generality of the foregoing”; and

(c) headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained.

3. ADMINISTRATION OF PLAN

3.1 Administration of Plan

Subject to Section 16, this Plan will be administered by the Board and the Board has the authority, in its discretion, to do the following (provided, however, that the “Board” for the purposes of sections 3.1(b) and 3.1(d) in connection with Awards for Executive Officers and Non-Employee Directors shall be, in all instances, the Compensation Committee of the Board):

(a) determine the Eligible Persons to whom grants under this Plan may be made;

(b) make grants of Awards under the Plan (including any combination of Share Units or Deferred Share Units) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines, including, without limitation:

(i) the conditions under which Awards may be granted to Participants;

(ii) the number of Shares to be covered by any Award; and

(iii) the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards;

(c) establish the form or forms of Award Agreements;

(d) cancel, amend, adjust or otherwise change any Award under such circumstances as the Board may consider appropriate in accordance with the provisions of this Plan;

(e) construe and interpret this Plan and all Award Agreements;

(f) adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan;

(g) correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any Award or Award Agreement in the manner and to the extent it deems necessary to carry out the intent of this Plan in accordance with the provisions of this Plan; and

(h) make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

3.2 Decision of Board Final

Any decision made or action taken by the Board arising out of or in connection with the administration or interpretation of this Plan will be final and binding.

4. SHARES AVAILABLE FOR AWARDS

4.1 Shares Subject to this Plan

The aggregate maximum number of Shares that are issuable to settle Share Units and Deferred Share Units that may settle in treasury Shares granted under this Plan shall not exceed 4% of the aggregate number of Shares issued and outstanding from time to time, calculated on a non-diluted basis on the Date of Grant.

At all times, the Company will reserve and keep available a sufficient number of Shares to satisfy the requirements of all outstanding Awards granted under the Plan.

Subject to the rules of the Exchanges, for each Award to be settled in treasury Shares that is so settled, terminates, expires or is cancelled or forfeited, the Shares issued or reserved for each such Award will, to the extent of such settlement, termination, expiration, cancellation or forfeiture, be returned to the Plan reserve and again be available for issuance under this Plan.

4.2 Participation Limits

The grant of Awards under the Plan is subject to the following limitations:

(a) the aggregate number of Shares that are issuable at any time to Insiders pursuant to Awards under this Plan and any other treasury-based compensation arrangement adopted by the Company cannot exceed 10% of the issued and outstanding Shares;

(b) the aggregate number of Shares that may be issued to Insiders under this Plan and any other treasury-based compensation arrangement adopted by the Company within a one-year period cannot exceed 10% of the issued and outstanding Shares;

(c) the aggregate number of Shares reserved for issuance to any one person under this Plan and any other treasury-based compensation arrangement adopted by the Company must not exceed 5% of the then outstanding Shares (on a non-diluted basis); and

(d) the number of Shares that are issuable to Non-Employee Directors under this Plan and any other equity compensation plan of the Company, excluding Shares underlying Deferred Share Units issued to Non-Employee Directors in lieu of Retainer Fees and granted on a value--for--value basis with such Retainer Fees, shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Shares at any time and from time to time or (ii) $150,000 worth of Shares annually per Participant who is a Non-Employee Director, including other equity awards (of which stock options may not exceed $100,000) granted under any of the Company’s other equity-based compensation plans.

4.3 Adjustments

Appropriate adjustments to this Plan and to Awards shall be made, and shall be conclusively determined, by the Board to give effect to adjustments in the number of Shares resulting from subdivisions, consolidations, substitutions, or reclassifications of the Shares, share dividends to holders of Shares (other than dividends in the ordinary course) or other reorganization of the capital of the Company in accordance with the rules of the Exchanges. Any adjustments to this Plan and to Awards pursuant to this section 4.3 are subject to the review of the Exchanges. Any dispute that arises at any time with respect to any such adjustment will be conclusively determined by the Board, and any such determination will be binding on the Company, the Participant and all other affected parties.

4.4 No Fractional Shares

No adjustment or substitution provided for in this section 4 will require the Company to issue a fractional share in respect of any Award and the total substitution or adjustment with respect to each Award will be limited accordingly. No fractional Shares may be purchased or issued under this Plan.

5. ELIGIBILITY

5.1 Eligibility

Any Eligible Person shall be eligible to be a Participant.

5.2 Change in Status

A change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date on which an Award was granted to such Participant will not result in the termination of the Award granted to such Participant provided that such Participant remains an Eligible Person.

6. SHARE UNIT AWARDS

6.1 Grants

The Board is hereby authorized to award Share Units to Eligible Persons which, for certainty, excludes Non-Employee Directors. Awards of Share Units will be subject to any combination of time-based vesting conditions and/or performance-based-vesting conditions, all as the Board shall determine at the time of awarding the Share Units.

6.2 Restrictions and Vesting

A Share Unit Award will be subject to an Award Agreement containing time-based and/or performance-based vesting conditions, timing of settlement and other terms and conditions, not inconsistent with the provisions of this Plan, as the Board shall determine provided that no Share Unit granted shall vest and be payable after December 31st of the third calendar year following the year of service for which the Share Unit was granted.

6.3 Share Unit Account

A bookkeeping account, to be known as the “Share Unit Account” shall be maintained by the Company for each holder of Share Units, in which the Company shall record all Share Units credited to each holder from time to time. The initial value of a Share Unit will be equal to the Market Price of a Share as at the Date of Grant of such Share Unit.

7. SETTLEMENT OF SHARE UNITS

7.1 Form of Payment

Unless otherwise set forth in the particular Award Agreement, the Board may elect one or any combination of the following settlement methods for the settlement of vested Share Units (a Vested Share Unit):

(a) issuing Shares to the Participant from treasury in accordance with section 7.2;

(b) causing a broker to purchase Shares on the TSX for the account of the Participant in accordance with section 7.3;

(c) paying cash to the Participant in accordance with section 7.4; or

(d) a combination of the foregoing.

Where the Board does not specify any settlement method for the Vested Share Units, settlement shall be from treasury as provided in section 7.2.

7.2 Payment in the Form of Newly-Issued Shares

(a) Where the Company issues Shares, the number of Shares that are issuable to the Participant on the relevant date shall be issued by the Company as fully paid Shares in consideration of past services valued by the Board at no less than the Market Price of the number of Shares covered by the relevant Vested Share Units.

(b) For greater certainty and without limiting the generality of the foregoing, the number of Shares issued to a Participant will be equal to the number of Vested Share Units on the relevant date, less the number of Shares that results by dividing the Applicable Withholding Taxes by the Market Price as at the relevant settlement date, it being understood however that the Participant may elect to pay to the Company sufficient cash amount, as determined by the Company, to cover the Applicable Withholding Taxes and thereafter obtain all Vested Share Units.

(c) Fractional Shares shall not be issued and where a Participant would be entitled to receive a fractional Share in respect of any fractional Vested Share Units credited to the Participant, the Company will pay to such Participant, in lieu of such fractional Shares, cash equal to the Market Price as at the relevant vesting date of the fractional Vested Share Units, net of Applicable Withholding Taxes.

7.3 Payment in the Form of Shares Purchased on the TSX

(a) Where Shares are purchased on the TSX to be delivered to the Participant, the Company will remit, in cash, to the relevant broker, the product that results by multiplying (a) the relevant number of Vested Share Units being settled, and (b) the Market Price as at the relevant vesting date, net of Applicable Withholding Taxes. The Company will require the broker to use, within two trading days of the remittance of such funds to the broker, the amount to purchase Shares on the TSX for the account of the Participant. The actual number of Shares purchased by the broker will be that number that the broker is able to purchase with the amount remitted to the broker. Should the funds provided to the broker be insufficient to purchase the total required Shares to settle the Vested Share Units, the Company will provide the broker with funds sufficient to purchase the additional Shares required within two Business Days.

(b) Where the Participant would be entitled to receive a fractional Share in respect of any fractional Vested Share Units credited to the Participant, the Company will pay to such Participant, in lieu of such fractional Share, cash equal to the Market Price as at the relevant vesting date net of Applicable Withholding Taxes.

(c) Shares purchased by the broker shall be delivered to the Participant within ten Business Days of the relevant vesting date.

(d) The Company will pay all brokerage fees and commissions arising in connection with the purchase of Shares by the broker in accordance with this Plan.

7.4 Payment in the Form of Cash

Where the Board elects to pay the Vested Share Units in cash, the payment will be equal to the product that results by multiplying (a) the number of Vested Share Units to be settled and (b) the Market Price as at the vesting date, net of Applicable Withholding Taxes.

7.5 Timing of Payment

Unless otherwise agreed to by the Participant and the Board, the Company will make the payment in cash, Shares, or a combination thereof, as elected by the Board and calculated in accordance with sections 7.1 to 7.4, to the Participant within ten Business Days of the applicable vesting date. If any payment under the terms of this Plan would otherwise occur during a Blackout Period, the payment date for such Vested Share Units shall be extended to the date which is ten Business Days following the end of such Blackout Period. For greater certainty, Share Units of U.S. Taxpayers will be settled/paid in all cases by March 15th of the year following the calendar year in which the Vesting Date occurred.

8. TREATMENT OF SHARE UNITS UPONTERMINATION

Subject to the terms and conditions in a Participant’s written employment or consulting agreement with the Company, or unless otherwise determined by the Board, on termination ofemployment with, or cessation of services for, the Company, a Participant’s Share Units shall be treated as provided in this section 8, provided that, for a Participant who is a U.S. Taxpayer, that Participant’s Share Units will be settled/paid by March 15th of the year following the calendar year in which the Vesting Date occurred.

8.1 Termination for Cause

If the Participant’s employment or service with the Company ceases by reason of a Termination for Cause, all Share Units, previously credited to such Participant’s account which were not already settled by the Company shall be terminated and forfeited immediately upon notification being given to the Participant of such termination for Cause.

8.2 Death, Disability, Retirement, Resignation and Termination without Cause

If the Participant’s employment or service with the Company ceases by reason of the death, Disability, Retirement, voluntary resignation or Termination without Cause of the Participant, all Share Units, previously credited to a Participant’s account which did not vest on or prior to the Participant’s Termination Date shall be terminated and forfeited immediately as of the date of any such event, provided that, in the case of death, Disability or Termination without Cause of the Participant, all Share Units with time-based vesting previously credited to a Participant’s account which did not vest on or prior to the Participant’s Termination Date shall be deemed vested to the extent that the number of Vested Share Units (including Share Units that had already vested on or prior to the Participant’s Termination Date) shall be pro rata based on the proportion that the period from the Date of Grant of the Award to the Termination Date is of the period from the Date of Grant of the Award to the last vesting date for the Award (as set forth in the applicable Award Agreement). All Vested Share Units shall be settled in accordance with section 7.

8.3 Forfeit of Rights

If a Participant’s unvested Share Units are terminated or forfeited in accordance with section 8.1 or 8.2, the Participant shall forfeit all rights to receive any Shares, or any other property, compensation, benefits, damages, or entitlements in respect of such Share Units, on the earlier of the date of notice of termination by the Company or notice of resignation or termination of services by the Participant.

9. DEFERRED SHARE UNITS

9.1 The Board is hereby authorized to grant Deferred Share Units to Eligible Persons.

9.2 The Board may subject the Deferred Share Unit Awards to time-based vesting conditions.

9.3 A Deferred Share Unit Award will be subject to an Award Agreement containing, if applicable, any time vesting conditions and other terms and conditions, not inconsistent with the provisions of this Plan, as the Board shall determine; provided that no Shares shall be payable prior to the Participant’s Termination nor after December 31st of the year following the year of the Participant’s Termination.

9.4 Subject to the terms hereof, vested Deferred Share Units will be redeemable and the value thereof payable after the Participant’s Termination.

9.5 Except for U.S. Taxpayers, the Participant may, following the Participant’s Termination, cause the Company to redeem vested Deferred Share Units held by the Participant by filing a notice of redemption in the form of Schedule B hereto (the “Redemption Notice”) with the Company’s Chief Financial Officer, specifying the number of Deferred Share Units to be redeemed and a date of redemption (the “Redemption Date”) which shall not be later than December 1st of the year following the year of the Participant’s Termination. No Participant shall file a Redemption Notice if the Participant is in possession of Material Information not disclosed to the public. For greater certainty, a U.S. Taxpayer will not be permitted to submit a Redemption Notice or to elect a Redemption Date pursuant to this section 9.5. The Redemption Date for U.S. Taxpayers shall be the date of the Participant’s Separation from Service, provided that, if the U.S. Taxpayer is a “specified employee” within the meaning of Section 409A of the Code at the time of the Participant’s Separation from Service, the Redemption Date shall be the first day of the seventh month following the Separation from Service, or, if earlier, the date of the U.S. Taxpayer’s death.

9.6 Should a Participant who is not a U.S. Taxpayer fail to file one or more notices of redemption for all Deferred Share Units held by the Participant prior to December 1st of the year following the year of the Participant’s Termination or should the Redemption Date chosen by the Participant be after such date, the Participant shall be deemed to have elected to choose such date as Redemption Date for all Deferred Share units not yet redeemed.

9.7 If a Participant who is not a U.S. Taxpayer dies after the date of Termination, but before filing a Redemption Notice with the Company, sections 9.5 and 9.6 shall apply with such modifications as the circumstances require.

9.8 The aggregate value of the vested Deferred Share Units so redeemed will be settled within ten Business Days after the Redemption Date set forth in the Redemption Notice submitted by a Participant who is not a U.S. Taxpayer in accordance with section 10.

9.9 A Redemption Notice shall either apply to all vested Deferred Share Units held by the Participant who is not a U.S. Taxpayer at the time it is filed or apply to a specific tranche of vested Deferred Share Units, as indicated by the Participant, provided however that redemption may only be carried out in a maximum of two tranches.

9.10 A bookkeeping account, to be known as the “Deferred Share Unit Account”, shall be maintained by the Company for each holder of Deferred Share Units and the Company shall record in such Deferred Share Unit Account all Deferred Share Units credited to each holder from time to time. The initial value of a Deferred Share Unit will be equal to the Market Price of a Share as at the Date of Grant of such Deferred Share Unit.

9.11 Retainer Fees

(a) Unless otherwise determined by the Board, for the quarterly Retainer Fees payments made to Directors, Directors may elect to receive all or part of their Retainer Fees in the form of Deferred Share Units issued hereunder (the “Deferred Fees”). Where the Director has elected to receive such Deferred Fees, the last day of the quarter shall be deemed the Date of Grant.

(b) The Award of Deferred Share Units shall be equal to the greatest whole number which may be obtained by dividing (i) the amount of the Deferred Fees, by (ii) the Market Price on the Date of Grant.

(c) Any Director who wishes to receive Deferred Share Units pursuant to section 9.11(a) will be required to file a notice of election, in the form provided in Schedule A (the “Election Notice”), with the Company’s Chief Financial Officer, in which such Director will indicate the percentage of the Retainer Fees in respect of which such Director elects to receive Deferred Share Units. Such Election Notice must be filed at least ten days before the beginning of a financial year in respect of which the Retainer Fees are to be payable to the Participant, failing which the last Election Notice submitted in compliance with this section 9.11(c) shall continue to apply. Notwithstanding the foregoing, the Election Notice of a U.S. Taxpayer must be filed at least ten days before the beginning of the calendar year in which the services giving rise to the Deferred Fees will be performed, and will be effective with respect to fiscal quarters beginning in such calendar year.

(d) Each Director is entitled, at any time, to choose to cease receiving part or all of the Director’s Retainer Fees in the form of Deferred Share Units (the “Terminated Deferred Remuneration”) in a financial year by filing with the Company’s Chief Financial Officer a notice of termination, in the form provided in Schedule C at least ten days before the beginning of a financial year in respect of which the Retainer Fees are to be payable to the Director (the “Termination Notice”). Such Terminated Deferred Remuneration shall be terminated with effect as of and from the first date on which the applicable Retainer Fees would otherwise have been earned in respect of a financial year starting at least ten days after the Termination Notice is filed. In the case where a Director files the Termination Notice after such prescribed period of ten days, it will only take effect in respect of financial years starting at least ten days after the Termination Notice is filed. Notwithstanding the foregoing, a Termination Notice filed by a U.S. Taxpayer must be filed at least ten days before the beginning of the calendar year in which the services giving rise to the Retainer Fees will be performed, and will be effective with respect to the Retainer Fees for services performed in the following year. Any Deferred Share Units credited to the account of a Director who has filed a Termination Notice shall remain in such account and will be redeemable only in accordance with the terms of this Plan.

(e) No Participant shall file an Election Notice or a Termination Notice if the Participant is in possession of Material Information not disclosed to the public.

(f) In addition to and notwithstanding the foregoing, the Board may at its sole discretion (i) require a Director to defer part or all of its Retainer Fees pursuant to this section 9.11, provided that with respect to U.S. Taxpayers any such unilateral decision by the Board will apply only to compensation that has not yet been earned; or (ii) decide to cease payments of Retainer Fees in the form of Deferred Share Units and revert back to cash payments of Retainer Fees, provided that with respect to U.S. Taxpayers, any such decision will apply to Retainer Fees earned in the calendar year beginning after such determination is made. For greater certainty, if a Director who is a U.S. Taxpayer has timely elected to receive Retainer Fees earned during a calendar year (the “Deferral Year”) in Deferred Share Units, any decision by the Board to discontinue payment in Deferred Share Units and revert back to cash payments will not apply until the calendar year immediately following the Deferral Year.

9.12 Subject to the terms and conditions in a Participant’s written employment or consulting agreement with the Company, or unless otherwise determined by the Board, upon Termination, unvested Deferred Share Units shall be treated as follows:

(a) Termination for Cause. If the Participant’s employment or service with the Company ceases by reason of a Termination for Cause, all Deferred Share Units, previously credited to such Participant’s account which were not already settled by the Company shall be terminated and forfeited immediately upon notification being given to the Participant of such termination for Cause.

(b) Death, Disability, Retirement, Resignation and Termination without Cause. If the Participant’s employment or service with the Company ceases by reason of the death, Disability, Retirement, voluntary resignation or Termination without Cause of the Participant, all Deferred Share Units, previously credited to a Participant’s account which did not vest on or prior to the Participant’s Termination Date shall be terminated and forfeited immediately as of the date of any such event, provided that, , in the case of death, Disability or Termination without Cause of the Participant, all Deferred Share Units with time-based vesting previously credited to a Participant’s account which did not vest on or prior to the Participant’s Termination Date shall be deemed vested to the extent that the number of vested Deferred Share Units (including Deferred Share Units that had already vested on or prior to the Participant’s Termination Date) shall be pro rata based on the proportion that the period from the Date of Grant of the Award to the Termination Date is of the period from the Date of Grant of the Award to the last vesting date for the Award. All vested Deferred Share Units shall be settled in accordance with section 10.

(c) If a Participant’s unvested Deferred Share Units are terminated or forfeited in accordance with sections 9.12(a)and 9.12(b), the Participant shall forfeit all rights to receive any Shares, or any other property, compensation, benefits, damages, or entitlements in respect of such Deferred Share Units, on the earlier of the date of notice of termination by the Company or notice of resignation or termination of services by the Participant.

10. SETTLEMENT OF DEFERRED SHARE UNITS

10.1 Form of Payment

Unless otherwise set forth in the particular Award Agreement, the Board may elect one or any combination of the following settlement methods for the settlement of vested Deferred Share Units:

(a) issuing Shares to the Participant from treasury in accordance with section 10.2;

(b) causing a broker to purchase Shares on the TSX for the account of the Participant in accordance with section 10.3;

(c) paying cash to the Participant in accordance with section 10.4; or

(d) a combination of the foregoing.

Where the Board does not specify any settlement method for the vested Deferred Share Units, settlement shall be from treasury as provided in section 10.2.

10.2 Payment in the Form of Newly-Issued Shares

(a) Where the Company issues Shares, the number of Shares that are issuable to the Participant on the Redemption Date shall be issued by the Company as fully paid Shares in consideration of past services valued by the Board at no less than the Market Price of the number of Shares covered by the vested Deferred Share Units.

(b) For greater certainty and without limiting the generality of the foregoing, the number of Shares issued to a Participant will be equal to the number of vested Deferred Share Units on the relevant Redemption Date, less the number of Shares that results by dividing the Applicable Withholding Taxes by the Market Price as at the relevant settlement date after Termination, it being understood however that the Participant may elect to pay to the Company sufficient cash amount, as determined by the Company, to cover the Applicable Withholding Taxes and thereafter obtain all vested Deferred Share Units.

(c) Fractional Shares shall not be issued and where a Participant would be entitled to receive a fractional Share in respect of any fractional Deferred Share Units credited to the Participant, the Company will pay to such Participant, in lieu of such fractional Shares, cash equal to the Market Price as at the relevant Redemption Date of the fractional Deferred Share Units, net of Applicable Withholding Taxes.

10.3 Payment in the Form of Shares Purchased on the TSX

(a) Where Shares are purchased on the TSX to be delivered to the Participant, the Company will remit, in cash, to the relevant broker, the product that results by multiplying (a) the relevant number of vested Deferred Share Units being settled, and

(b) the Market Price as at the relevant Redemption Date, net of Applicable Withholding Taxes. The Company will require the broker to use, within two trading days of the remittance of such funds to the broker, the amount to purchase Shares on the TSX for the account of the Participant. The actual number of Shares purchased by the broker will be that number that the broker is able to purchase with the amount remitted to the broker. Should the funds provided to the broker be insufficient to purchase the total required Shares to settle the vested Deferred Share Units, the Company will provide the broker with funds sufficient to purchase the additional Shares required within two (2) Business Days.

(b) Where the Participant would be entitled to receive a fractional Share in respect of any fractional Deferred Share Units credited to the Participant, the Company will pay to such Participant, in lieu of such fractional Share, cash equal to the Market Price as at the relevant Redemption Date net of Applicable Withholding Taxes.

(c) Shares purchased by the broker shall be delivered to the Participant within ten Business Days of the relevant Redemption Date.

(d) The Company will pay all brokerage fees and commissions arising in connection with the purchase of Shares by the broker in accordance with this Plan.

10.4 Payment in the Form of Cash

Where the Board elects to pay the vested Deferred Share Units in cash, the payment will be equal to the product that results by multiplying (a) the number of vested Deferred Share Units to be settled and (b) the Market Price as at the relevant Redemption Date, net of Applicable Withholding Taxes.

11. ADDITIONAL SHARE UNIT AND DEFERRED SHARE UNIT AWARD TERMS

11.1 Dividend Equivalents

Unless otherwise determined by the Board and set forth in the particular Award Agreement, Share Units and Deferred Share Units shall be credited with dividend equivalents in the form of additional Share Units or Deferred Share Units, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Upon the Company paying a dividend on the Shares, the number of Share Units or Deferred Share Units in a Participant’s Account shall be increased by a number equal to: (i) the amount of the dividend paid per Share multiplied by (ii) the number of Share Units or Deferred Share Units in the Participant’s Account, divided by (iii) the Market Price as at the date that the dividend is paid, with fractions computed to three decimal places. Dividend equivalents credited to a Participant’s accounts shall vest in proportion to the Share Units or Deferred Share Units to which they relate and will only be earned to the extent that any time and/or performance-based vesting conditions of an Award are met. The foregoing does not obligate the Company to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

12. CHANGE IN CONTROL PROVISIONS

12.1 Double Trigger

Notwithstanding anything to the contrary contained in the Plan or in an Award Agreement but subject to section 12.2 hereof, if the Company terminates the employment of a Participant who is not a U.S. Taxpayer for reasons other than for Cause or a Participant submits a Resignation for Good Reason within 12 calendar months after a Change in Control:

(a) each vested and effective Award or Alternative Award then held by a Participant who is not a U.S. Taxpayer shall remain effective for a period of 12 calendar months from the date of Termination or Resignation for Good Reason and, thereafter, any such Award or Alternative Award shallexpire; and

(b) each unvested Award or Alternative Award then held by a Participant who is not a U.S. Taxpayer shall become vested upon such Termination or Resignation for Good Reason and shall remain effective for a period of 12 calendar months from the date of such Termination or Resignation for Good Reason and, thereafter, any such Award or Alternative Award shall expire.

Notwithstanding the foregoing, the time of settlement of Share Units of U.S. Taxpayers will be governed by section 7.5 and the Redemption Date for Deferred Share Units of U.S. Taxpayers will be governed by section 9.5.

12.2 Treatment of Awards

Subject to the terms and conditions in a Participant’s written employment agreement with the Company, the treatment of Awards on the occurrence of a Change in Control shall be as follows:

(a) In the event of a Change in Control, and except as otherwise provided by the Board in an Award Agreement or by resolution, the Board shall take commercially reasonable efforts to have Awards, whether vested or unvested, continued, assumed or have new substantially equivalent rights substituted therefor by a successor entity, as determined by the Board in its absolute discretion (each being an “Alternative Award”) and, with respect to Awards of U.S. Taxpayers, in a manner that complies with Section 409A of the Code, and such Alternative Awards shall not immediately vest solely as a result of the Change in Control.

(b) If the Board is unable to cause Awards to be treated in accordance with section 12.2(a), then the Board shall take commercially reasonable efforts to cause all unvested Awards as at the effective date of the Change in Control (the “CIC Date”) to vest immediately prior to time of the Change in Control and any performance metrics deemed achieved as determined by the Board, acting reasonably, and to become payable as at such CIC Date.

13. NON-TRANSFERABILITY OF AWARDS

A Participant may not sell, assign or otherwise dispose of any Award, except by will or other testamentary document or according to the laws respecting the devolution and allotment of estates. As a condition to any permitted transfer upon the death of a Participant, such transfer must comply with applicable securities laws and the transferee of Awards must execute and deliver to the Company a written acknowledgment that such transferee will be subject to the terms and conditions of the Plan and, if applicable, the Election Notice.

14. TAX MATTERS

The Participant will be solely responsible for paying any Applicable Withholding Taxes arising from the grant, vesting, exercise or settlement of any Award and payment is to be made in a manner satisfactory to the Company. Notwithstanding anything else contained herein, the Company shall have the power and right to deduct or withhold, or require a Participant as a condition to receiving Shares or cash, as applicable, on the exercise or vesting of an Award, as applicable, to remit to the Company the required amount to satisfy, in whole or in part, the Applicable Withholding Taxes.

15. CONDITIONS

15.1 Notwithstanding any of the provisions contained in this Plan or in any Award Agreement, the Company’s obligation to issue Shares to a Participant pursuant the granting of any Award will be subject to, if applicable:

(a) completion of such registration or other qualification of such Shares or obtaining approval of such governmental authority as the Company will determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b) any shareholder approvals or other regulatory approvals or approvals required under the rules of the Exchanges; and

(c) the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Shares, as the Company or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

16. SUSPENSION, AMENDMENT OR TERMINATION OF PLAN

16.1 Amendments Not Requiring Shareholder Approval

Subject to the requirements of the Exchanges, applicable law and section 16.2, the Board may, without shareholder approval, amend or suspend any provision of this Plan, or terminate this Plan, or amend the provisions of any Award as it, in its discretion, determines appropriate, provided, however, that no such amendment, suspension or termination may materially adversely alter or impair the rights of a Participant under any Award previously granted to the Participant without the consent of the affected Participant, and provided further that any such amendment, suspension or termination will be undertaken in a manner that does not result in adverse tax consequences under Section 409A of the Code. Without limiting the generality of the foregoing, subject to the requirements of the Exchanges, applicable law and section 16.2, the Board may make the following types of amendments to this Plan or any Awards without seeking security holder approval:

(a) amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in this Plan or to correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan;

(b) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the Exchanges);

(c) changes to the vesting provisions or other restrictions applicable to any Award, Award Agreement or this Plan;

(d) changes to the provisions of this Plan, any Award or Award Agreement relating to the expiration of Awards, provided that the changes do not entail an extension beyond the original expiry date of such Award;

(e) the cancellation of an Award;

(f) amendments necessary to suspend or terminate this Plan; or

(g) any other amendment to the Plan or any Awards that does not require shareholder approval under the rules of the Exchanges.

16.2 Amendments Requiring Shareholder Approval

Approval of the holders of the voting shares of the Company shall be required for any amendment that:

(a) removes or exceeds the limits in this Plan on participation by Insiders;

(b) increases the maximum number of Shares issuable, either as a fixed number or a fixed percentage of the Company’s outstanding capital;

(c) amends the Plan so as to permit grants of Share Units to Non-Employee Directors or amendments that increase limits previously imposed on Non-Employee Director participation;

(d) allows for the transfer or assignment of Awards other than as provided for in section 13;

(e) amends the amendment provisions of this Plan; or

(f) otherwise requires shareholder approval under the rules of the Exchanges, as applicable.

17. COMPLIANCE WITH LAWS

17.1 Compliance with Laws

(a) This Plan, the grant and exercise of Awards under this Plan and the Company’s obligation to issue Shares on the exercise of Awards will be subject to all applicable federal and provincial or foreign laws, rules and regulations and the rules of any applicable regulatory authority (including, without limitation, the rules, regulations and policies of the Exchanges). No Award will be granted and no Shares will be issued under this Plan where such grant or issue would require registration of this Plan or of such Shares under the securities laws of any foreign jurisdiction and any purported grant of any Award or issue of Shares in violation of this provision will be void. Shares issued to Participants pursuant to the exercise of Awards may be subject to limitations on sale or resale under applicable securities laws.

(b) U.S. Securities Laws

Unless a registration statement on Form S-8 under the U.S. Securities Act has been filed by the Company and brought effective by the United States Securities and Exchange Commission registering this Plan and the Shares issuable upon settlement of Awards (the “Registration Statement”), neither the Awards which may be granted pursuant to the provisions of this Plan nor the Shares which may be issued pursuant to the settlement of Awards have been registered under the U.S. Securities Act or under any securities laws of any state of the United States. Accordingly, any Participant who is in the United States or a U.S. Person shall, by acceptance of the Awards, be deemed to represent, warrant, acknowledge and agree that:

(i) the Participant is acquiring the Awards and any Shares acquired upon the settlement of such Awards as principal and for the account of the Participant for investment purposes only;

(ii) in granting the Awards and issuing the Shares to the Participant upon the settlement of such Awards, the Company is relying on the representations and warranties of the Participant contained in this Plan relating to the Awards to support the conclusion of the Company that the granting of the Awards and the issue of Shares upon the settlement of such Awards do not require registration under the U.S. Securities Act or to be qualified under the securities laws of any state of the United States;

(iii) the Participant will not attempt to effect any offer, sale or disposition of the Shares owned by the Participant and acquired pursuant to the settlement of such Awards or of any interest therein unless such offer, sale or disposition is (A) to the Company, (B) pursuant to an effective registration statement relating thereto under the U.S. Securities Act, (C) outside the United States in an offshore transaction in accordance with the requirements of Regulation S and in accordance with all applicable local laws and regulations, or (D) an opinion of counsel satisfactory in form and substance to counsel for the Company that such offer, sale or disposition would not constitute a violation of the U.S. Securities Act or any securities laws of any state of the United States and then will only dispose of such Shares in the manner so proposed;

(iv) unless a Registration Statement is effective under the U.S. Securities Act registering the settlement of the Awards and the issuance of the Shares, each certificate representing Shares issued upon the settlement of such Awards to such Participant shall bear a restrictive legend under the U.S. Securities Act implementing the above restrictions on transfer; and

(v) the Company may place a notation on the records of the Company with its transfer agent to the effect that none of the Shares acquired by the Participant pursuant to the settlement of such Awards shall be transferred unless the provisions of this Plan have been complied with.

(c) The Company intends that Share Units granted under the Plan to U.S. Taxpayers be exempt from Section 409A of the Code under the United States Treasury Regulation Section 1.409A-1(b)(4) with settlement/payment required within the short-term deferral period as provided in the Plan, such that there are no adverse tax consequences, interest, or penalties pursuant to Section 409A of the Code as a result of the Share Units. Notwithstanding the Company’s intention, in the event any Share Unit is subject to Section 409A of the Code, the Board may, in its sole discretion and without a Participant’s prior consent, amend this Plan and/or outstanding Award Agreements, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and actions with retroactive effect) as are necessary or appropriate to (i) exempt this Plan and/or any Share Units from the application of Section 409A of the Code, (ii) preserve the intended tax treatment of any such Awards, or (iii) comply with the requirements of Section 409A of the Code, including without limitation any such regulations guidance, compliance programs and other interpretive authority that may be issued after the date of grant of an Award. The Company intends that any Deferred Share Units awarded to U.S. Taxpayers will comply with Section 409A of the Code. To the extent that such a Deferred Share Unit would become payable as a result of a Change in Control, settlement/payment will occur only if such Change in Control constitutes a “change in control event” as contemplated by United States Treasury Regulation Section 1.409A-3(i)(5)(i). If settlement or payment with respect to such Awards of U.S. Taxpayers is paid in installments, each installment shall be treated as a separate payment for purposes of Section 409A of the Code. This Plan shall be interpreted at all times in such a manner that the terms and provisions of the Plan and the Awards are exempt from or comply with Section 409A of the Code. Although the Company intends that Awards to U.S. Taxpayers will be exempt from, or will comply with, Section 409A of the Code, neither the Company or its affiliated entities, nor any of their officers, directors, or employees, make any representation or guarantee of such exemption or compliance, and the U.S. Taxpayer or the U.S. Taxpayer’s estate, as the case may be, remain solely responsible for the payment of all taxes, penalties and interest that may arise as a result of Awards under the Plan.

18. UNFUNDED PLAN

The Plan shall be unfunded. The Company’s obligations under the Plan shall constitute a general unsecured obligation and, in the event of the Company’s insolvency, Participants’ rights with respect to Awards shall be no greater than the rights of the Company’s creditors.

19. GENERAL

19.1 No Rights as Shareholder

Nothing herein or otherwise shall be construed so as to confer on any Participant any rights as a shareholder of the Company with respect to any Shares reserved for the purpose of any Award.

19.2 No Effect on Employment

Nothing in this Plan or any Award Agreement will confer upon any Participant any right to continue in the employ of or under contract with the Company or affect in any way the right of the Company to terminate the Participant’s employment at any time.

19.3 No Warranty as to Share Price

The Company makes no representation or warranty as to the future market value of any Share distributed pursuant to this Plan.

19.4 Recoupment

Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of the Company’s policies.

19.5 Notices

Any notice to be given to the Company pursuant to the provisions of this Plan must be given by either delivery or by registered mail, postage prepaid, and addressed, if to the Company, to the Chief Financial Officer, and, if to a Participant, to the Participant’s address contained in the Company’s personnel records or at such other address as such Participant may from time to time designate in writing to the Company. Any such notice will be deemed given or delivered on the Business Day of delivery or three Business Days after the date of mailing, respectively.

19.6 Applicable Law

This Plan and any Award Agreement granted hereunder will be governed, construed and administered in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

19.7 Invalid Provisions

If any provision of this Plan is found to be invalid or otherwise unenforceable under any applicable law, such invalidity or unenforceability will not be construed as rendering any other provisions contained herein as invalid or unenforceable, and all such other provisions will be given full force and effect to the same extent as though the invalid or unenforceable provision was not contained herein.

Approved by Compensation Committee: April 26, 2021

Approved by Board of Directors: April 26, 2021

Schedule A

SilverCrest Metals Inc.

Equity Share Unit Plan

(the “Plan”)

ELECTION NOTICE

Note: All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Plan.

I hereby elect to participate in the Deferred Share Unit component of the Plan in respect of ______% of my quarterly Retainer Fees (up to a total elected percentage of 100% of the quarterly Retainer Fees).

I confirm that:

1. I have received and reviewed a copy of the Plan and agree to be bound by it.

2. I understand that I will not be able to cause the Company to redeem the Deferred Share Units until I cease to act as a Director.

_________________________________________________
Date	(Signature of Participant)

(Print Name of Participant)

Note: No Participant shall file a Redemption Notice if the Participant is in possession of Material Information not disclosed to the public.

This Election Notice must be filed with the Company at least ten days before the beginning of a financial year in respect of which it applies, provided that for U.S. Taxpayers this Election Notice must be filed at least ten days prior to the beginning of the calendar year in which the services giving rise to the Retainer Fees are performed, failing which the last Election Notice duly submitted shall continue to apply.

A-1

Schedule B

SilverCrest Metals Inc.

Equity Share Unit Plan

(the “Plan”)

REDEMPTION NOTICE

Note: All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Plan. This Redemption Notice cannot be used by a U.S. Taxpayer.

I hereby advise the Company that I wish the Company to redeem [select the applicable choice]:

☐	all; or

☐

____________________________________[indicate number or percentage of tranche] of this ☐ first / ☐ second tranche of vested Deferred Share Units credited to my account under the Deferred Share Unit component of the Plan. I hereby confirm that as at the date hereof, I am not in possession of any Material Information not disclosed to the public.

Date	(Signature of Participant)

(Print Name of Participant)

Note: If the Redemption Notice is signed by a beneficiary or legal representative of the Participant’s estate, appropriate changes should be made to the Redemption Notice and appropriate supporting documents should accompany the Redemption Notice.

No Participant shall file a Redemption Notice if the Participant is in possession of Material Information not disclosed to the public.

The Redemption Date shall not be later than December 1st of the year following the year of the Participant’s Termination, failing which the Participant shall be deemed to have chosen such date as Redemption Date.

B-1

Schedule C

SilverCrest Metals Inc.

Equity Share Unit Plan (the “Plan”)

Deferred Share Units

TERMINATION NOTICE

Note: All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Plan.

I hereby advise the Company that I wish to cease receiving my Retainer Fees in the form of Deferred Share Units issued under the Plan. I understand this request will be reflected as of and from the first fiscal quarter of the next financial year of the Company following the filing of this Termination Notice and only in respect of such Retainer Fees for fiscal quarters of the next financial year of the Company following the filing of this Termination Notice. If I am a U.S. Taxpayer, this request will be reflected as of and from the first fiscal quarter beginning in the calendar year following the year in which this request is made. Any Deferred Share Units credited to my account shall remain in such account and will be redeemable only in accordance with the terms of the Plan.

(Date)	(Signature of Participant)

(Print Name of Participant)

Note: No Participant shall file a Termination Notice if the Participant is in possession of Material Information not disclosed to the public.

This Termination Notice must be filed with the Company at least ten days before the beginning of a financial year in respect of which it applies, failing which it will only apply in respect of financial years starting at least ten days after this Termination Notice is filed.

C-1